Form C-AR

Med-X, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Med-X, Inc, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.medx-rx.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 1/10/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Med-X, Inc. (the "Company" or "Med-X") is a Nevada corporation, incorporated/formed on February 24, 2014.

The Company's headquarters is located at 8236 Remmet Avenue Canoga Park, CA 91304.

The Company's website is www.medx-rx.com. The information available on or through our website is not a part of this Form C-AR.

The Business

Med-X is a Nevada corporation formed in February 2014, originally engaged in the business of product development, distribution, and marketing of our products, which currently consist of Nature-Cide®, Thermal-Aid®, and Malibu Brands. We have developed a series of natural "green" branded products under division names Nature-Cide, Thermal-Aid and Malibu Brands. Nature-Cide products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, turf care, janitorial, hospitality, transportation and agriculture, as well as the hemp and cannabis cultivation industry. Thermal-Aid, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide and Thermal-Aid are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Malibu-Brands currently has only one product available, an all-natural essential oil pain management cream, through the Company's Malibu-Brands website.

We have developed a new all-natural formulation of mosquito repellant and eradication product. This proposed product is derived from our Nature-Cide All Purpose formulation and is designed to be free of harmful chemicals. This solution has undergone a third-party lab and field study which has shown favorable results. We plan to aggressively market this product on an international scale, including exports into heavily mosquito infested areas of the world, and for sales in the United

States. The Nature-Cide formulation that the Company currently sells is registered with the states in which it is sold. However, the Company's newest formulation of Nature-Cide products is not yet registered and accordingly is not yet sold. Please note that the new formulations contain the same ingredients but are at a different concentration level.

Besides supplying Nature-Cide products to pest control, hospitality, transportation, janitorial, turf care and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends, to distributors who may sell to legally operating hemp and cannabis agricultural operators.

We expect the demand for the Company's products to increase significantly. We and Pacific Shore, our subsidiary, are currently generating revenue from the Nature-Cide, Thermal-Aid, Malibu Brands and The MJT Network divisions but they are yet to be profitable.

RISK FACTORS

Risks Relating to the Company's Business and Industry

Med-X, Inc. has a limited operating history, which makes it difficult to accurately evaluate our business prospects.

We were formed in February 2014 to originally engage in the business of (a) publishing content about the cannabis industry, primarily online, for industry participants and the general public, (b) growing and selling cannabis on a wholesale basis, initially for the California medical cannabis market, which the Company may engage in if the federal government declares it legal to do so, (c) supplying related agricultural products to other commercial cannabis growers which the Company may already be engaged in by supplying its Nature-Cide pest control products to cannabis and hemp cultivators through the Company's national distribution venues, and (d) developing and selling commercial medicinal supplements based on beneficial compounds extracted from cannabis if the federal government declares it legal to do so. Because the federal government has not legalized marijuana and the FDA has not clarified its position with respect to CBD products, the Company has not moved forward with engaging in the CBD or marijuana businesses. We have also launched our cannabis news website, and commenced marketing Nature-Cide, but have not yet launched the other components of our original business plan.

Our financial situation creates doubt whether we will continue as a going concern.

Since inception, the Company has not generated revenues sufficient to cover operating expenses, has incurred losses and had an accumulated deficit of $17,065,346 as of December 31, 2021 and had an accumulated deficit of $12,157,914 as of December 31, 2020. Further, we expect to incur a net loss for the fiscal year ending December 31, 2022 and thereafter, primarily as a result of increased operating expenses. There can be no assurances that we will be able to achieve a level of revenue adequate to generate sufficient cash flow from operations or obtain funding from this offering or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment. The Company contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

We may not have adequate capital to fund our business.

If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We may not be able to raise needed additional capital or financing due to market conditions or for regulatory or other reasons. We cannot assure that we will have adequate capital to conduct our business.

The COVID-19 pandemic has had and may continue to have a material adverse impact on our operating results, financial condition and business performance.

In December 2019, a strain of Coronavirus known as COVID-19 was reported in China, and in January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to other countries, and related adverse public health developments, has adversely affect the Company and its customers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. The restrictions required us to furlough all but two employees. Our operations were deemed Essential, so these two employees handled our product fulfillment. Also, the Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Marketing Officer and Executive Vice President supported business efforts remotely without drawing a salary for one month. After one month, the executive management team agreed as a group to take a significant salary reduction (approximately 48%). Our supply chain that supports our main product lines were impacted as well by COVID-19 which resulted in significant delays in delivery of materials for our product production causing delays in delivery to our customers. Our ability to raise capital was negatively impacted as potential investors, who were affected by COVID-19 themselves, became hesitant to invest or were not in a position to invest due to the state of the country's economy. This resulted in the Company needing to delay payments to vendors which impacted our credit with some of our vendors. Continued outbreaks of COVID-19 may further have a negative impact on our operations.

We cannot assure that we will develop additional products in the future.

We have developed only three products lines, Nature-Cide, Thermal-Aid, and Malibu Brands. While we are currently developing a mosquito control product based on the formulation of our Nature-Cide All Purpose commercial concentrate product, we cannot assure that we will successfully develop, commercialize or sell a mosquito control product or any other products besides the existing Nature-Cide, Thermal-Aid, and Malibu Brands products, or that we will reach profitably or conduct any other business on a consistent basis. The lack of product diversity could adversely affect our financial condition and operating results and expose investors to a complete loss of their investment in us if our existing products fail to achieve sufficient sales to maintain us or enable us to earn a profit.

Our ability to protect our intellectual property is uncertain.

We have filed several applications with the United States Patent and Trademark Office for service marks and trademarks. While we have been granted several service marks and trademarks, we still have applications pending for other marks. We cannot assure you that we will be successful in obtaining the service marks or trademarks, that these applications will not be challenged, that others will not attempt to infringe upon our marks, or that these marks will afford us any protection or competitive advantages. If we are unable to protect our rights to our trademarks or if such marks infringe on the rights of others, our business could be materially adversely affected. In addition to the two Thermal-Aid patents licensed to us by our Mr. Mills, and the three patents licensed to us by Dr. Morton Hyson, one of our directors, we currently have one patent that was issued in October 2021 by the United States Patent and Trademark Office related to our Nature-Cide infused soil. We cannot assure you that we will be successful in obtaining any further patents, that any applications will not be challenged, that others will not attempt to infringe upon our patents should they be awarded, or that these patents will afford us any protection or competitive advantages. The existing patents (held by Mr. Mills and Dr. Hyson covering Thermal-Aid products may not protect us from legal challenges by competitors or infringement by third parties. There is no royalty in place related to the two patents licensed to the Company by Mr. Mills. Dr. Hyson does receive a royalty of 5% of the product sales of related to his three patents. Since our inception, we have paid to Dr. Hyson aggregate royalties of $14,185.

We may not be able to successfully compete against companies with substantially greater resources.

The health and medical therapy, essential oils, and insecticide industries are intensely competitive, and we expect competition to intensify further in the future. We are also subject to intense competition from chemical insecticides, as well as other all-natural insect repellents utilizing cedar wood oil, which have been on the market longer than Nature-Cide and which are manufactured and marketed by competitors with more resources and brand recognition than us. We cannot assure you that Nature-Cide will compete effectively and experience continuing and growing sales. As a supplier of other products, we compete with several larger and better-known companies that specialize in supplying and distributing a vast array of consumer goods to retailers. We cannot assure that we will continue to obtain supply contracts with Walmart.com, Ralphs, or from any other retailers. Barriers to entry are relatively low, and current and new competitors can launch new products that compete in the marketplace. We currently or potentially compete with a number of other companies, including a number of large health and medical therapy, essential oil, and insecticide brand name manufacturers that have greater financial and managerial resources, more experience in developing products, and greater name recognition than we have.

We will not stock inventory for third-party products and will rely on filling orders on a real-time basis.

We do not have the resources or facilities to stock a large amount of inventory. As a result, we do not expect to stock any material amount of inventory for the products we will sell, and we will instead rely on third-party vendors to fill orders on a real-time basis. As a result, we may experience delays in shipping products if our third-party vendors are not able to timely fulfill our orders, which could cause our revenue to suffer.

Disruptions in our relationships with any one of our key distributors could adversely affect our results of operations.

A substantial portion of our sales is derived from our top distributors. For the year ended December 31, 2021, our largest distributor accounted for approximately 25% of our sales and our largest two distributors accounted for approximately 45% of our sales during such time. We cannot guarantee that we will be able to generate similar levels of sales from our largest distributors in the future. Should one or more of these distributors substantially reduce their purchases from us, our results of operations could be materially adversely affected. We anticipate this concentration to continue for the foreseeable future.

__We may be required to collect sales and other taxes from buyers outside of California__.

We do not collect sales or other similar taxes with respect to goods sold by us via our website, except for buyers from the State of California. We file quarterly sales tax returns with the State of California. However, other states may seek to impose sales tax collection obligations on out-of-state companies such as us, which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could have a material adverse effect on our business, results of operations, and financial condition. Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. We cannot assure that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internet-based commerce and the imposition of such taxes could have a material adverse effect on our business, results of operations, and financial condition.

__Our business is subject to various government regulations__.

We are subject to various federal, state and local laws affecting therapeutic medical and insecticide products. The Federal Trade Commission, the Federal Food and Drug Administration and equivalent state agencies regulate advertising and representations made by businesses in the sale of products, which apply to us. We may be required to obtain permits from various states in order to ship certain of our products to those states. We are also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general.

Cannabis is categorized under federal law as a Schedule 1 drug. Accordingly, the cultivation, production, transport, export, import, distribution, sale, marketing and use of cannabis are prohibited under federal law. Certain activities that comply with state law, such as medical cannabis in states where it has been legalized, are treated by the federal government with a non-enforcement policy under the internal guidelines of the "Cole Memorandum" published by the U.S. Department of Justice (the "DOJ"). We may be required to obtain permits from various states in order to produce, supply and sell cannabis and certain of our other products in those states. We currently have no government permits to grow or sell cannabis in any jurisdiction. Even if cannabis is generally legalized at the federal and state government levels, commerce in cannabis is still expected to be heavily regulated and taxed, which we believe will have a material effect on our operating results, financial condition and business performance. We expect to be required to apply for licenses in California to sell cannabis and certain of our other products, even though cannabis is generally legalized in that state, and there is no assurance that those licenses will be granted to us. Furthermore, because cannabis remains illegal under federal law, banking, certain advertising, and trademark registration services, among other services, are generally not available to the cannabis industry.

We are not currently subject to direct federal, state or local regulation, or laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. Due to the increasing popularity and use of the Internet and other online services, and recent controversial breaches of cyber security, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the Communications Decency Act of 1996 were held to be unconstitutional by the U.S. Supreme Court, we cannot assure you that similar laws will not be proposed and adopted in the future. In addition, applicability to the Internet of existing laws governing issues, such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws was adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. In addition, numerous states, including the State of California in which our headquarters are located, have regulations regarding the manner in which "wholesalers/retailers" may conduct business and the liability of "wholesalers/retailers" in conducting such business. We cannot assure that any state will not attempt to impose additional regulations upon us in the future or that such imposition will not have a material adverse effect on our business, results of operations, and financial condition.

Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations, and financial condition. In addition, because our services are accessible worldwide, and we make sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. We are qualified to do business in Nevada and California, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify, resulting in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations, and financial condition.

We cannot assure you that we will earn a profit or that our products will be accepted by consumers.

Our business is speculative and dependent upon acceptance of Nature-Cide, Malibu Brands, Thermal-Aid, and our other branded and non-branded products by retail stores and consumers. Our operating performance is also heavily dependent on whether or not we are able to earn a profit on the sale of our products and the products of other manufacturers from which we supply or distribute consumer goods, if any. We cannot assure you as to whether we will be successful or earn any revenue or profit, or that you will not lose your entire investment.

We may incur uninsured losses.

Although we maintain modest theft, casualty, liability, and property insurance coverage, along with workmen's compensation and related insurance, we cannot assure you that we will not incur uninsured liabilities and losses as a result of the conduct of our business. In particular, we may incur liability if Nature-Cide, Malibu Brands, Thermal-Aid, or one of our other products is deemed to have caused a personal injury. Should uninsured losses occur, you could lose your entire investment.

We may acquire businesses, intellectual property or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances.

We may acquire additional businesses, intellectual property or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and Company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance, joint venture or acquisition. Such difficulties may delay or prevent us from realizing the expected benefits or enhancements to our business from such transaction. We cannot assure you that, following any such acquisition, alliance or joint venture, we will achieve the expected synergies.

Like most manufacturers and sellers of consumer goods, and companies that raise capital, we are subject to potential litigation.

As a manufacturer and seller of consumer goods, and a company that raises capital, we are exposed to the risk of litigation for a variety of reasons, including product liability lawsuits, employee lawsuits, commercial contract disputes, defects in supplies and products, government investigations and enforcement actions, shareholder and investor lawsuits and other legal proceedings. We cannot assure you that future litigation in which we may become involved will not have a material adverse effect on our financial condition, operating results, business performance, and business reputation.

We cannot assure you that we will have the resources to repay all of our liabilities in the future.

We have liabilities and may in the future have other liabilities to affiliated or unaffiliated lenders. These liabilities represent fixed costs, which are required to be paid regardless of the level of business or profitability experienced by us. For example, as of December 31, 2021, we had $488,007 outstanding under accounts payable, line of credit, accrued employee vacation, equipment financing and other liabilities. We cannot assure you that we will not incur additional indebtedness in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. We often utilize purchase order financing from third party lenders when we are supplying or distributing consumer goods, which increases our costs and the risks that we may incur a default, which would harm its business reputation and financial condition. We cannot assure you that we will be able to pay all of our liabilities, or that we will not experience a default on our indebtedness.

We may incur cost overruns in the development, manufacture, and distribution of our various products.

We may incur substantial cost overruns in the development, manufacture, and distribution of Nature-Cide, Thermal-Aid, Malibu Brands, and other products. Management is not obligated to contribute capital to us. Unanticipated costs may force us to obtain additional capital or financing from other sources or may cause you to lose your entire investment in us if we are unable to obtain the additional funds necessary to implement our business plan. We cannot assure you that we will be able to obtain sufficient capital to successfully continue to implement our business plan. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the shareholders' investment in us is diminished.

If we are unable to pay for material and services timely, we could be subject to liens.

If we fail to pay for materials and services for our business on a timely basis, our assets could be subject to material men's and workmen's liens. We may also be subject to bank liens in the event that we default on loans from banks, if any.

Directors and officers have limited liability.

Our Articles of Incorporation provide that we will indemnify and hold harmless our and our subsidiaries' officers and directors against claims arising from our and their activities, to the maximum extent permitted by applicable Nevada law. If we are called upon to perform under our indemnification obligations, (we have not yet signed individual separate indemnification agreements with each one of our directors and officers), then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy.

Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers, who are also directors, would have a material adverse impact on us. We will generally be dependent upon Matthew Mills, our Chairman and Chief Executive Officer, for the direction, management and daily supervision of our operations. See "Management."

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.

Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of use. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

As a company that relies upon agricultural operations, we will be exposed to the risks inherent in farming.

Planting, growing, harvesting and selling crops and farming in general, is inherently risky. Adverse weather, natural pests, fungus, agricultural and environmental diseases, falling market prices, excess supply, poor soil, lack of fertilizer and other hazards can destroy crops and inflict severe economic losses on any farm, even with greenhouse facilities. Because we rely on others to provide these agricultural operations, there is no assurance that we will not incur uninsured losses or be subject to hazards beyond our control, or that these activities will be economically successful or sustainable.

There is no assurance that any of our research and development activities will result in any new technology or commercial products.

As discussed, we plan to develop new products and services for the cannabis or any other industry, including compound identification and extraction and mosquito eradication. Our development efforts for these products may fail to result in any commercial technology, products or services, or any proprietary or patentable technology. The products may not work, competitors may develop and sell superior products performing the same function, or industry participants may not accept or desire those products. We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties. Government regulation may suppress or prevent marketing and sales of those products, even if they can be commercialized. We may have inadequate capital to successfully execute this aspect of our business plan.

Customer complaints regarding our products and services could hurt our business.

From time to time, we may receive complaints from customers regarding the quality of goods purchased from us. We may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against us if no reimbursement is made. We may become subject to product liability lawsuits from customers alleging injury because of a purported defect in our products or services, claiming substantial damages and demanding payments from us. We are in the chain of title when we supply or distribute products, and therefore are subject to the risk of being held legally responsible for them. These claims may not be covered by our insurance policies. Any resulting litigation could be costly for us, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial condition. Any negative publicity generated as a result of customer frustration with our products or services, or with our websites, could damage our reputation and diminish the value of our brand name, which could have a material adverse effect on our business, results of operations, and financial condition.

We may be required to collect sales and other taxes.

New excise taxes may be imposed on the sale and production of cannabis by federal and state taxing authorities, suppressing sales. New government tax regulations may require that we as the supplier be responsible to collect those excise taxes, increasing our costs and risks. We do not expect to collect sales or other similar taxes with respect to goods sold by us via our website, except for buyers from the State of California. We expect to file quarterly sales tax returns with the State of California. Other states may, however, seek to impose sales tax collection obligations on out-of-state companies such as us which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of Internet commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could have a material adverse effect on our business, results operations, and financial condition. Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. We cannot assure that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internet-based commerce and the imposition of such taxes could have a material adverse effect on our business, results of operations, and financial condition.

BUSINESS OVERVIEW

Med-X is a Nevada corporation formed in February 2014, originally engaged in the business of product development, distribution, and marketing of our products, which currently consist of Nature-Cide®, Thermal-Aid®, and Malibu Brands. We have developed a series of natural "green" branded products under division names Nature-Cide, Thermal-Aid and Malibu Brands. Nature-Cide products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, turf care, janitorial, hospitality, transportation and agriculture, as well as the hemp and cannabis cultivation industry. Thermal-Aid, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide and Thermal-Aid are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Malibu-Brands currently has only one product available, an all-natural essential oil pain management cream, through the Company's Malibu-Brands website.

We have developed a new all-natural formulation of mosquito repellant and eradication product. This proposed product is derived from our Nature-Cide All Purpose formulation and is designed to be free of harmful chemicals. This solution has undergone a third-party lab and field study which has shown favorable results. We plan to aggressively market this product on an international scale, including exports into heavily mosquito infested areas of the world, and for sales in the United States. The Nature-Cide formulation that the Company currently sells is registered with the states in which it is sold. However, the Company's newest formulation of Nature-Cide products is not yet registered and accordingly is not yet sold. Please note that the new formulations contain the same ingredients but are at a different concentration level.

Besides supplying Nature-Cide products to pest control, hospitality, transportation, janitorial, turf care and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends, to distributors who may sell to legally operating hemp and cannabis agricultural operators.

We expect the demand for the Company's products to increase significantly. We and Pacific Shore, our subsidiary, are currently generating revenue from the Nature-Cide, Thermal-Aid, Malibu Brands and The MJT Network divisions but they are yet to be profitable.

Acquisition of Pacific Shore.

In April 2018, Med-X closed an Agreement of Merger and Plan of Reorganization with its affiliate, Pacific Shore, pursuant to which Pacific Shore has become a wholly owned subsidiary of the Company. The Merger did not result in significant dilution to Med-X shareholders upon its closing on April 16, 2018. In order to prevent dilution to existing Med-X shareholders, our current Chairman and Chief Executive Officer, Mr. Mills, and PSH collectively tendered to Med-X for cancellation approximately 55 million outstanding shares of Med-X common stock on the closing. Upon closing of the Merger, we issued to Mr. Mills 10,000 shares of newly authorized super-voting Series A Preferred Stock, having de minimus economic rights (i.e. no conversion right, no dividend rights, and virtually no liquidation preference), but conferring on him 51% voting control of the Company. See "Business-Merger with Pacific Shore." We plan to continue similar efforts to acquire other companies that have similar business models of developing natural products, as well as offering pest control services nationally. Our management believes it can create strong value for shareholders by acquiring companies that have growing revenues and assets.

The primary sources of revenue for Med-X and Pacific Shore moving forward are expected to be the proceeds from continued sales of Nature-Cide and Thermal-Aid through our national distribution channels. We also expect to generate revenue from advertising and the online sale of products on the Company's media platform, www.marijuanatimes.org. We have launched various online sales venues for this purpose, such as www.nature-cide.com, www.thermalaidproducts.com, and www.malibu-brands.com. We plan to aggressively market our Nature-Cide and Thermal-Aid brands while positioning our media venue, www.marijuanatimes.org, to attract sponsorship and advertisers as well as companies that desire to utilize the crowdfunding initiatives under the Jobs Act. During this cycle, we plan to ramp up our Malibu Brands, product and our ready-to-use consumer version of the Nature-Cide products scheduled to be on retail shelves in 2022.

Nature-Cide.

Comprised of various essential oils such as cedar oil, cinnamon oil, clove oil, cottonseed oil and other natural ingredients, Nature-Cide is a pleasantly aromatic, chemical free insecticide/pesticide/miticide/nematicide and repellent that kills or deters a variety of different pests, including cockroaches, bed bugs, ants, spider mites, white flies, caterpillars, and other pests associated pest control operations, janitorial, turf care, hospitality, transportation and agriculture. Nature-Cide products are also proven in commercial and residential environments and kill or deter a wide variety of household insects including, flies, fleas, and mosquitoes, which sometimes can carry deadly diseases.

Nature-Cide contains no harmful poisonous chemicals to humans most commonly found in many other insecticides and insect repellents. In addition to cedar oil, cinnamon oil, clove oil and cottonseed oil, Nature-Cide may also contain citronella oil, garlic oil, mint oil, peppermint oil, geranium oil, lemon grass oil, and rosemary oil, all of which are recognized by the Environmental Protection Agency ("EPA") as FIFRA 25b MINIMUM RISK PESTICIDE compounds. Cedar oil is a natural repellent found to be effective in the states with swamps for eradicating mosquitoes without harming the ecosystem. By the same token, cinnamon oil is known in Guam for warding off snakes from train cars and shipping containers. One of our Nature-Cide formulas is an insecticide that kills various insects on contact, including but not limited to ants, fleas, mites, slugs, snails, silverfish, mosquitoes, cockroaches and a variety of other insects. The Nature-Cide Pest Management X2 formula also acts as an effective repellent for other insects, reptiles and rodents.

Nature-Cide is classified as a MINIMUM RISK PESTICIDE under FIFRA (25b) and is exempt from federal registration by the ("EPA"). Unlike other repellents and insecticide products which contain toxic chemicals, Nature-Cide is safe for use in all environments. Pacific Shore has developed several formulations of Nature-Cide for use indoors, outdoors, on humans, and on pets. As of July 31, 2014, the Nature-Cide All-Purpose and Pest Management X2 insecticide formulations have been registered in states that require EPA registration if the Company sells in that state. In addition, the Colorado, Oregon and Washington Departments of Agriculture have approved the Nature-Cide All-

Purpose product for use on cannabis crops grown in those states. The Company's newest formulation of Nature-Cide products is not yet registered and accordingly is not yet sold. Please note that the new formulations contain the same ingredients but at a different concentration level.

Nature-Cide products have been field tested for over seven years on ranch homes in the Santa Monica Mountains, from Bel Air to Malibu as well as being third party tested in laboratory settings. Nature-Cide's research and development and field testing has evolved into a Pest Management Service, a division of Pacific Shore, and is now recognized and licensed in the State of California as a state applicator with a Qualified Applicators License # 133658 for agricultural and landscape use in commercial and residential settings. This being said, the Nature-Cide products and services division has also begun supplying and servicing small cannabis cultivators in Southern California.

Nature-Cide products are currently offered nationally to commercial pest control, janitorial, hospitality, transportation, turf care and agricultural professionals nationally through various commercial distributors such as Rentokil Initial, TSP, VES/UNI, and American Hotel Registry. Collectively the pest management market encompasses a wide variety of sectors that encompass a substantial revenue stream worldwide. The demand for all-natural products like Nature-Cide is becoming continuous as regulatory bodies continue to ban traditional poisonous pest control applications around the world. Currently Nature-Cide products are being utilized by a gamut of professional applicators using the products in such places as school districts, hospitals, hotels/motels, zoos, food plants, livestock farms, greenhouses, passenger rail cars, passenger and cargo aircraft and agricultural settings including hemp and cannabis cultivation. In 2017 TSP's parent company, "Rentokil Initial", began testing Nature-Cide in Hong Kong, Macau, China and Mumbai, India. Results from testing warranted an immediate focus on registration in Hong Kong, Macau and Mumbai, where product orders have been received and usage has commenced. Rentokil Initial operates in multiple countries such as New Zealand, Australia, Singapore, Malaysia and the United Kingdom, where we are now focused on testing protocols for Nature-Cide products. In early 2018, Univar Solutions, who is revered as one of the largest chemical distributors in the world, has now begun ordering the full Nature-Cide line within the United States.

In January 2019, the Nature-Cide team was invited to participate in platinum marketing designation with TSP and VES/UNI. For the Company to participate in this high level of marketing within these distribution venues, the Company needed to have established a demand for its products nationally. Its products must already be positioned within most of the customers and multiple distribution centers throughout the country. The Company has been doing business with TSP and VES/UNI for more than three years and has established a solid customer base around the United States which has enabled the Company to position its products within the distributor's platinum marketing programs. The Company participates in the highest-level marketing campaigns and has not made any payments to attain this status. We have attended annual sales meetings in Savannah, Georgia, Las Vegas, Nevada and Fort Worth, Texas with TSP and Chicago, Illinois with VES/UNI. During these meetings, both distributors announced that Nature-Cide will be represented as a top-level platinum sponsor, and our Nature-Cide product line will be presented to the entire customer base of both distributors, which consists of over 15,000 customers nationally. Going forward, due to the platinum sponsorship designation, Nature-Cide will be showcased as a go to 25b minimum risk green program. We are working closely with two of its distributors, TSP and VES/UNI, to distribute samples and information to both customer bases, and collectively monitor and record results from the applications of Nature-Cide in places around the country as well as in Asia, for social media to share with potential new customers who can understand the vast amount of applications that can be realized for the Nature-Cide brand. TSP and VES/UNI have solid footprints in the USA as suppliers of products for pest control, turf grass care, and for professional use in the hospitality, parks and recreation, transportation, sanitation, and golf care industries, as well as the recent addition of the cannabis cultivation industry. Management of the Company as well as distributor management agrees that the 25b minimum risk market has a solid future in the pest control sector. VES/UNI and TSP, along with TSP's parent company, Rentokil, are constantly working with the Nature-Cide team to deploy and plan ways that the product can be utilized, and to build scalable programs for the various industries where Nature-Cide can receive the best positioning for long term sales growth.

Due to the continued planning and sponsorship coupled with the positive reception of Nature-Cide by the professional end user, the Nature-Cide product development team has entered into discussions with TSP product development personnel to create a unique product designed for turf grass applications in golf and other turf grass venues, including parks and recreation, by combining Nature-Cide with a blend of TSP Turf Fuel for the golf and turf care industries. The Turf Fuel and Nature-Cide product blend is currently in laboratory production. The Company is also in discussion with TSP management to register Nature-Cide in Canada. In 2017, Nature-Cide announced a new compressed air 16-ounce all-purpose insecticide prototype which was eventually produced for professional use. Due to the response and continued professional usage, along with social media promotion, we are in the process of finalizing development of a ready to use group of compressed air products to release to consumers. These products consist of the All-Purpose, Flea & Tick, Insect Repellent, and an outdoor formulation that was released in early 2020.

Thermal-Aid Headache Relief System. One of our directors, Dr. Hyson, is the inventor and grantee of three patents which have been provided to Pacific Shore in perpetuity to commercialize the Thermal-Aid Headache Relief System and Malibu Brands Pain Relief Cream. Patent details are as follow:

> DEVICE AND METHOD FOR TREATMENT OF HEADACHE
> Patent Number 5,700,238
> Date Granted: December 23, 1997 – United Stated Patent Office
>
> MEDICATED WRAP
> Patent Number 6,313,370 B1
> Date Granted: November 6, 2001 - United Stated Patent Office
>
> MEDICATED WRAP
> Patent Number: 7186260
> Date Granted: March 6, 2007 - United Stated Patent Office

Nature-Cide License and Patent Application. Pacific Shore has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, one of the founders of the Company and Pacific Shore, to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by Pacific Shore or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between Pacific Shore, as sublicensor, and Med-X, as sublicensee, was merged and terminated. Accordingly, Pacific Shore can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2015, Med-X filed a patent application with the United States Office of Patents and Trademarks for its process of infusing Nature-Cide and other beneficial substances into growing soil for the agricultural and hemp and cannabis industries. Mr. Mills, our Chief Executive Officer, is named as the inventor. The patent was granted October 19, 2021 with Patent No. US 11,147,266 B2. Med-X plans to market and sell its Nature-Cide insecticidal soil to hemp, cannabis and other agricultural cultivators.

The license agreement with Matthew Mills has no termination date.

The MJT Network. We also operate the MJT Network® through our online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis and hemp industries on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis may come from a combination of regular consultants, contributors, freelance and staff writers, our personnel and public news sources. Once capitalized in late 2022, we plan to eventually add online ecommerce to the MJT Network website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. The network includes smart phone and tablet applications, and its original content is distributed across several digital platforms including web, native iOS, Vimeo Video, YouTube, Apple Podcast Audio and Apple News. At this time, it is uncertain if and when the Company will add e-commerce to the www.marijuanatimes.org website.

Distributors

Most of the Company's revenue is generated through a number of large distributors. Currently, Nature-Cide products are distributed by multiple pest control distributors such as VES/UNI, TSP and Forshaw and deployed to hundreds of pest control companies nationwide. Nature-Cide products can also be found within the Amazon, Kroger and Walmart marketplaces. You can see some of these customers within our partner network using the following link: https://nature-cide.com/pages/store-locator. We also have begun supplying our products to Rentokil International in various countries such as India, Singapore and Hong Kong.

For the year ended December 31, 2021, our largest distributor, VES/UNI, accounted for approximately 25% of our sales. Our largest two distributors, VES/UNI and TSP accounted for approximately 25% and 20%, respectively of our sales during such time. Our relationship with our distributors is demand driven and the Company is set up within their distribution system as a supplier. There are no contracts in place at this time as the distributors do not require a written agreement. We cannot guarantee that we will be able to generate similar levels of sales from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, our results of operations could be materially adversely affected. We anticipate this concentration to continue for the foreseeable future.

Vendors

The Company uses single supplier relationships for its raw materials purchases and filling capacity due to the unique formulation and components of each product line, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

The Company had three vendors that accounted for 77% of purchases during the year ended December 31, 2021. Specific concentration for the three vendors was Berje with approximately 40%, Actions & Company 23% and K-1 Packaging, Inc. at approximately 14%. The Company had two vendors that accounted for 68% of purchases during the year ended December 31, 2020. Specific concentration for the two vendors was 34% and 34%. If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

Business of Pacific Shore

Pacific Shore is a Delaware corporation which, through its 99% owned subsidiary, Pacific Shore Holdings, Inc., a California corporation formed in January 2010(hereinafter, "PSH-CA"), is engaged in the business of product development, distribution, and marketing. On December 31, 2012, Pacific Shore, which prior to this date was an inactive public shell company without material assets or liabilities, consummated the acquisition of PSH-CA, a privately-held company, through a share exchange (the "Business Combination"). The closing of the Business Combination resulted in PSH-CA's security holders becoming the controlling security holders of Pacific Shore, and PSH-CA becoming a 99% owned subsidiary of Pacific Shore. Pacific Shore had a trading symbol, "PSHR", which we expect will remain inactive for the foreseeable future. Pacific Shore's Chairman and Chief Executive Officer, Matthew Mills, is the President, a director, and a principal shareholder of Med-X, Inc.

Pacific Shore manufactures and distributes two 100% natural essential oil products owned by us, Nature-Cide and Malibu-Brands. Our Nature-Cide products have been tested in various regions across the United States and in Asia with positive results by multiple pest control companies, hotel and motel operators, agricultural personnel for various pests, and fire department personnel for snake control. Extensive testing by us and an independent third-party laboratory also indicates that our Nature-Cide products kill or deter a wide variety of pests, including but not limited to bed bugs, ants, fleas, ticks, cockroaches, crickets, and stink bugs, while repelling and or deterring various birds, rodents, and reptiles.

After years of research and development, in February 2014, we became a certified and licensed pest control applicator in California for agricultural commercial pest control. In July 2015, we received our pest control business main license and officially launched as a California licensed pest control company in Los Angeles, California. In 2016, we became licensed to maintain landscaping in residential and commercial settings and we obtained our applicator license, which allows us to provide pest control services for exterior structures and landscape. Our pest management service is growing and is servicing numerous ranch style and upscale homes and properties in Los Angeles and Ventura Counties. Management's intention is to franchise and or partner with other pest control service companies to offer the services and methods of our Nature-Cide service division as the Nature-Cide brand matures in the pest control, janitorial, transportation, and hospitality arenas. We also plan to increase its service footprint nationally by acquiring other established pest control service businesses that practice Integrated Pest Management protocols, if we have sufficient capital or financing to do so.

In 2014, as required for sale, we began registering our Nature-Cide products with multiple state Environmental Protection Agency ("EPA") offices around the country. Our Ready to Use Nature-Cide All-Purpose Insecticide, Flea & Tick Insecticide, and Nature-Cide All-Purpose Commercial Concentrate in one and five-gallon containers for indoor and outdoor professional use were our first products to be registered with state EPA offices in 39 states. In 2016, we registered our Nature-Cide Ready to Use Outdoor insecticide as well as our Pest Management X2 Commercial Concentrate in sixty four ounce one, two and a half, five, and 55 gallons for outdoor professional use. In 2018, Pacific Shore developed and released two new products, the Nature-Cide Insecticidal Dust for indoor and outside use, and Nature-Cide Pest Management Granular, for outdoor use. Both of the products are also in the process of being registered where applicable.

Currently the Nature-Cide products are positioned with national distributors including TSP, VES/UNI and Forshaw. Nature-Cide and its distributors have been able to promote Nature-Cide as a recognizable product line in the pest control industry in multiple states, as well as to promote the brand in social media (i.e. Facebook, Twitter, and LinkedIn). TSP, headquartered in Santa Fe Springs, California has approximately 35 distribution centers nationally, VES/UNI has approximately 30 distribution centers nationally, and Forshaw has 12 locations nationally.

We are currently selling Thermal-Aid and the Thermal-Aid Zoo online through various web sites including but not limited to FSAStore.com, Walmrt.com and Amazon.

Thermal-Aid

In addition to developing our own products, we also currently own an exclusive worldwide royalty-free license to sell a patented 100% natural therapeutic heating/cooling treatment pack called Thermal-Aid. Thermal-Aid is a clinically proven microwaveable heat treatment pack that doubles as a cold therapy source to assist with reducing swelling and relieving pain. In a four-month, 96 patient clinical trial, the Thermal-Aid arthritis packs proved to reduce arthritis medications by 20% and it was perceived to have a 35% reduction in pain. During 2014, the entire Thermal-Aid product line, which includes 23 different configurations, became eligible for Flexible Spending Accounts for consumers nationally as well as being eligible for Worker Compensation reimbursement for patients nationally. Our full line of Thermal-Aid products is currently available through the Cardinal Health Distribution network, which includes FSAStore.com, AssuraMed, and Independence Medical. The entire Thermal-Aid line is also being carried by WBC Healthcare Distribution venues, which include Meyer Chiropractic Distribution, Meyer Physical Therapy, Meyer DC, Milliken Medical and Elivate Fitness. The Cardinal Health distribution network, of which AssuraMed and Independence Medical are a part, now also offers all Thermal-Aid products. Our Thermal-Aid Zoo Animals are also available at all California Kroger owned Ralphs Grocery Pharmacy locations as well as Colorado Kroger owned King

Soopers locations, Utah Kroger owned City Market locations, and Kroger locations in Georgia, which encompass approximately 376 locations. We continue negotiating with Kroger to place our Thermal-Aid products in all Kroger chains nationally but there can be no assurance that we will reach such an agreement. Cardinal Health carries inventory of Thermal-Aid products in 22 distribution centers throughout the United States. This is in addition to various "As Seen on TV" stores located around the United States. Thermal-Aid has been seen on the Home Shopping Network and on NBC's ShopHQ. In addition, we continue to run a Thermal-Aid Zoo infomercial in a national television campaign in the "As Seen on TV" category. The Kroger chain continues to invite the Thermal-Aid showcasing team to present the Thermal-Aid line to pharmacists that operate its pharmacy divisions.

Our chairman and founder, Mr. Mills, has licensed two trademarks to the Company on a perpetual royalty free basis that he recently acquired for "Thermal-Aid" and "Nature's Therapeutic Source." He also owns two patents related to Thermal-Aid. The first is a patent for a thermal device for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler. The second is for a thermal device and ornamental design for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler that may have the general appearance of a child's toy or other configuration. Our chairman and founder Matthew Mills, has granted us an exclusive worldwide royalty-free license in perpetuity to utilize and sublicense these trademarks and patents to market, distribute, and sell Thermal-Aid, for which he was issued 4,605,337 shares of PSH-CA's common stock which he subsequently exchanged for shares of our common stock (the "License Agreement"). Mr. Mills has not received any payments to date under this License Agreement. There are no milestones and no royalty rate associated with the License Agreement. The License Agreement was entered into as of January 15, 2010 (the "Effective Date") and the initial term of the License Agreement was for a period of one year from the Effective Date. Thereafter, the License Agreement automatically renews each year for an additional year unless terminated in writing by either party to the License Agreement at least 30 days prior to the termination of the then current term. During the term, the license is exclusive to the Company. There have been no payments made to date and there are no milestones payments in the License Agreement.

On June 22, 2012, we entered into an exclusive license agreement with Dr. Hyson, d.b.a. Hyson Medical Products, pursuant to which we were granted an exclusive license to utilize three patents currently owned by Dr. Hyson: (1) Device and Method for Treatment of Headache – 5,700,238 (December 23, 1997), (2) Medicated Wrap – 6,313,370 (November 6, 2001), and (3) Medicated Wrap – 7,186,260 (March 6, 2007). We are using the technology and case study covered by these patents to market additional private label consumer products under our brand to address headache pain relief, both migraine and tension. Dr. Hyson already sells his own line of headache pain relief and medicated wrap products for consumers. We have a license to utilize these patents for any branded products developed by us during the term of the license agreement. For such branded products, Dr. Hyson receives a license fee equal to 5% of net sales made by us of those products. There are no milestone payments associated with this license agreement. We will own the intellectual property to all of our branded products developed under this license agreement. The initial term of the license agreement is five (5) years with options exercisable for one-year extensions, subject to termination after two (2) years if by then we have not brought a branded product to market. We commercialized this technology within two (2) years by the launch of our Thermal-Aid Headache Relief System.

Customer Base

We are a double-sided marketplace, so our customer base consists of two primary constituencies: parents and caregivers. We approach customer acquisition and retention of our two customer bases separately.

Competition

The sale of insecticides and other products for business and consumer customers are intensely competitive. We expect competition to intensify further in the future. Barriers to entry are relatively low. Current and new competitors can launch new products and can compete in the marketplace. We currently compete or potentially will compete with a number of other companies such as Bayer, Ecolabs, Envincio and Essentra, whose numbers will increase in the future, many of which are larger and possess greater human and capital resources than us, and already have well-established brand recognition. We face competition for readers and advertisers for our online news service. Nature-Cide will encounter intense competition from other all-natural and chemical-based pesticides that have been on the market for years, including those designed for the agricultural markets such as cannabis cultivators. Management believes we can compete effectively, but we cannot assure that competition will not impair the maintenance and growth of our planned businesses.

Intellectual Property

Below is a list of the Company's patents and trademarks as of the date of this prospectus:

Med-X Patent and Trademark Summary

Country	Official No.	Title	Case Status	Property Type
USA	88/218348	THE MARIJUABNA TIMES IC 41	Pending	Trademark
USA	88/218390	M. THE MARIJUANA TIMES (stylized) IC 41	Pending	Trademark
USA	88/243436	MALIBU BRANDS (logo) IC 5	Pending	Trademark
USA	88/243444	MALIBU BRANDS (logo) IC 25	Pending	Trademark
Canada	2931915	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF	Published	Patent application; Anticipated expiration date May 31, 2036; Composition of matter and method patent
USA	11,147,266	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (non-provisional)	Issued	Patent; Expiration date May 31, 2036; Composition of matter and method patent
USA	62/170320	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (provisional)	Expired	Provisional Patent Application
USA	17/502228	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (non-provisional)	Published	Pending patent application; Anticipated expiration date May 31, 2036; Composition of matter and method patent

Pacific Shore Holdings Patent and Trademark Summary

Country	Official No.	Title	Case Status	Property Type
Australia	1366146	ENERGY-X IC 3	Registered	Trademark
Australia	1366144	BURNER BALM IC 3	Registered	Trademark
Canada	1788556	NATURE-CIDE IC5 (owner: Matthew Mills)	Allowed	Trademark
China	21017818	NATURE-CIDE IC5 (owner: Matthew Mills)	Registered	Trademark
China	7911478	BURNER BALM IC 3	Registered	Trademark
China	1559469	THERMAL AID ZOO (stylized) IC 10	Registered	Trademark
China	15519468	THERMAL AID logo IC 5 & 10	Registered	Trademark
EU	0085884203	PERFORMANCE-X IC 3, 5 & 35	Registered	Trademark
EU	008583932	BURNER BALM IC 3, 5 & 35	Registered	Trademark
EU	008584088	ENERY-X IC 3, 5 &35	Registered	Trademark
Japan	5318604	ENERY-X IC 3	Registered	Trademark
Japan	5329859	BURNER BALM IC 3	Registered	Trademark
Korea	40-855739	ENERY-X IC 3	Registered	Trademark
Korea	40-0855633	BURNER BALM IC 3	Registered	Trademark
New Zealand	825514	BURNER BALM IC 3	Registered	Trademark
New Zealand	825515	ENERGY-X IC 3	Registered	Trademark
Thailand	756974	BURNER BALM IC 3	Registered	Trademark
USA	3753893	BURNER BALM IC 3 & 5	Registered	Trademark
USA	3777982	ENERGY-X IC 3	Registered	Trademark
USA	3628026	NATURE-CIDE IC 5 (owner: Matthew Mills)	Registered	Trademark
USA	3777984	ENERGY-X IC 5 (lip balm)	Registered	Trademark
USA	4444076	ENERGY-X IC 30	Registered	Trademark
USA	3064560	THERMAL AID IC 10 (suppl. Reg.)	Registered	Trademark
USA	4190596	ENERGY X IC 5 (gum)	Registered	Trademark
USA	6074312	THERMAL-AID	Registered	Trademark
USA	7182777	THERMAL DEVICE AND METHOD	Issued	Patent; Expiration date Feb. 9, 2024; Composition of matter patent
USA	7179280	THERMAL DEVICE	Issued	Patent; Expiration date Feb. 9, 2024; Composition of matter patent

Governmental/Regulatory Approval and Compliance

We are subject to government regulations in the conduct of its business which tend to increase costs and potentially have a material adverse impact on our operating results, financial condition and business performance, including but not limited to (1) employment laws generally applicable to all businesses, including laws covering wages, working conditions, health, safety, working hours and similar matters, (2) laws designed to protect the environment, including those applicable to farming operations, (3) laws enforced by the Federal Trade Commission ("FTC") and equivalent state agencies governing advertising and representations made by businesses, and (4) laws enforced by the FDA which govern safety and claims made with respect to food and other products consumed by the public. See "***Risk Factors – Risks Relating to Our Business -- Our business is subject to various government regulations***."

Below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where we may become involved, through our subsidiaries, in the cannabis industry.

The United States federal government regulates drugs in large part through the CSA. Marijuana, which is a form of cannabis, is classified as a Schedule I controlled substance. As a Schedule I controlled substance, the U.S. Drug Enforcement Agency (the "DEA") considers marijuana to have a high potential for abuse. Three is no currently accepted medical use in treatment in the United States nor an accepted safety for use of the drug under medical supervision. The federal government classifies cannabis having a THC concentration of greater than 0.3% as marijuana. Cannabis with a THC concentration below 0.3% is classified as hemp.

The scheduling of marijuana as a Schedule I controlled substance is inconsistent with what we believe to be widely accepted medical and recreational uses for marijuana by physicians, researchers, patients, and consumers. Moreover, as of February 4, 2021 and despite the clear conflict with federal law, at least 36 states and the District of Columbia have legalized marijuana for medical use, although Mississippi's medical cannabis legalization measure is under challenge. Fifteen of those states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes, although South Dakota's adult-use measure is also subject to potential challenge. In November 2020, voters in Arizona, Montana, New Jersey, and South Dakota voted by referendum to legalize marijuana for adult use, and voters in Mississippi and South Dakota voted to legalized marijuana for medical use.

Unlike in Canada, which uniformly regulates the cultivation, distribution, sale, and possession of marijuana at the federal level under its Cannabis Act, marijuana is largely regulated at the state level in the United States. Although certain states and territories of the United States authorize medical or adult-use marijuana production and distribution by licensed or registered entities, under the CSA, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia is illegal. Although our activities are compliant with the applicable state and local laws in the states in which we plan to operate, strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

In 2013, as more and more states began to legalize medical and/or adult-use marijuana, the federal government attempted to provide clarity on the incongruity between federal law and these state-legal regulatory frameworks. Until 2018, the federal government provided guidance to federal agencies and banking institutions through a series of DOJ memoranda. The most notable of this guidance came in the form of a memorandum issued by former U.S. Deputy Attorney General James Cole on August 29, 2013 (the "Cole Memorandum"). The Cole Memorandum offered guidance to federal agencies on how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states and quickly set a standard for marijuana-related businesses to comply with. The Cole Memorandum put forth eight prosecution priorities:

1. Preventing the distribution of marijuana to minors;

2. Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

3. Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

4. Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5. Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

6. Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7. Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8. Preventing marijuana possession or use on federal property.

On January 4, 2018, former U.S. Attorney General Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys (the "Sessions Memo"). Rather than establishing national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo simply rescinded the Cole Memorandum and instructed that "[i]n deciding which marijuana activities to prosecute... with the [DOJ's] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions." Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles."

President Biden's Attorney General, Merrick Garland, was confirmed by the United States Senate on March 10, 2021. It is not yet known whether the DOJ under President Biden and Attorney General Garland will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy. Attorney General Garland indicated at a confirmation hearing before the United States Senate that it did not seem to him to be a useful use of limited resources to pursue prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise.

Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of marijuana will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to marijuana (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole Memorandum, enforcement priorities are determined by respective United States Attorneys.

In order to participate in either the medical or recreational sides of the marijuana industry in California and elsewhere, all businesses and employees must obtain badges and licenses from the state and, for businesses, local jurisdictions. California became the first state to allow medicinal cannabis use when voters passed the Compassionate Use Act in 1996. Today, cannabis is legal in California for both medicinal and adult (recreational) use.

Relevant California Statutes

The main statute for cannabis businesses in California is in the Business and Professions Code. It is called the Medicinal and Adult Use Cannabis Regulation and Safety Act ("MAUCRSA"). MAUCRSA sets up a basic framework for licensing, oversight and enforcement related to cannabis businesses.

Relevant California Regulations

The California Department of Cannabis Control makes regulations for cannabis businesses. These regulations specify:

- License application procedures;
- Rules for running a cannabis business;
- What can and cannot be made into a cannabis product, and what ingredients can and cannot be used;
- Packaging requirements to prevent contamination and to inform consumers about what's inside;
- The testing that each product must pass before it can be sold; and
- Enforcement actions that may be taken if a business is not following the rules.

Equity Ordinances in California

Some cities and counties in California have ordinances for equity programs to help people negatively affected by the federal "war on drugs" policies from the 1970s and create a more inclusive marketplace. Each ordinance supports equity applicants in different ways, such as:

- Faster application processes;
- Assistance during the licensing process;
- Help with operating your business; and
- Direct financial support

Laws and regulations affecting the adult-use marijuana industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal adult-use marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. These ever-changing regulations could even affect federal tax policies that may make it difficult to claim tax deductions on our returns. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

In 2014, the United States House of Representatives passed an amendment (the "Rohrabacher-Blumenauer Amendment") to the Commerce, Justice, Science, and Related Agencies Appropriations Bill, which funds DOJ. The Rohrabacher-Blumenauer Amendment prohibits the DOJ from using funds to prevent states with medical cannabis laws from implementing such laws. In August 2016, the Ninth Circuit Court of Appeals ruled in *United States v. McIntosh* that the Rohrabacher-Blumenauer Amendment bars the DOJ from spending funds on the prosecution of conduct that is allowed by state legislation titled the Compassionate Access, Research Expansion, and Respect States Act (the "CARERS Act") was introduced, proposing to allow states to regulate the medical use of cannabis by changing applicable federal law, including by reclassifying cannabis under the Controlled Substances Act to a Schedule II controlled substance and thereby changing the plant from a federally-criminalized substance to one that has recognized medical issues. More recently, the Respect State Marijuana Laws Act of 2017 has been introduced in the U.S. House of Representatives, which proposes to exclude persons who produce, possess, distribute, dispense, administer or deliver marijuana in compliance with state laws from the regulatory controls and administrative, civil and criminal penalties of the CSA. These developments previously were met with a certain amount of optimism in the cannabis industry, but, as of the date of the filing of this registration statement of which this prospectus is a part, (i) neither the CARERS Act nor the Respect State Marijuana Laws Act of 2017 have yet been adopted, and (ii) the Rohrabacher-Blumenauer Amendment, being an amendment to an appropriations Bill that must be renewed annually, has not currently been renewed beyond February 18, 2022.

Regulatory Considerations

Pursuant to EPA guidelines, the Company's currently sold Nature-Cide products are a minimum risk pesticide. Because the EPA has determined that certain "minimum risk pesticides" pose little to no risk to human health or the environment, the EPA has exempted them from the requirement that they be registered under the Federal Insecticide, Fungicide, and Rodenticide Act. Generally, the FDA does not review products that claim to meet the criteria for determining whether a product is exempt from pesticide regulation. Rather, the producer of the product is responsible for evaluating whether the product meets the criteria.

Although the FDA does not require "minimum risk pesticides" to be registered, various states require product label registration. The Company's Nature-Cite products are registered in the following states: Alabama, Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Idaho, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Michigan, Mississippi, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

The Company's newest formulation of Nature-Cide is not yet registered with any states and it is not yet being sold.

The Company believes that its Thermal-Aid product is exempt from FDA requirements. The product is basically used and treated as a heating and cooling pack which is exempt from FDA registration. The Company does not believe that its Malibu Brands product is subject to FDA registration as it is a homeopathic cream which does not require registration with the FDA. The MJT Network does not produce or sell any products. It is merely an industry publication that features stories focusing on companies who are involved in the cannabis industry. Accordingly, the Company does not believe that the activities of the MJT Network are subject to any government regulation.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

David E. Toomey, D.O., A.C.O.F.P., has served as our Chief Science Officer since our inception. Dr. Toomey was a member of our board of directors from our inception until October 21, 2021. From our inception in February 2014 until October 2021, Dr. Toomey was the Company's Chief Executive Officer. In October 2021, Dr. Toomey resigned as our Chief Executive Officer and became the Company's Chief Science Officer. He has been the Executive Vice President and a Director of Pacific Shore Holdings, Inc. since its inception in December 2007. Dr. Toomey is a board-certified family physician specializing in family medicine, geriatric care, and hospice and palliative care for more than twenty years. He has served on the Physician Consultant Board of several Fortune 500 insurance companies, where he was responsible for developing physician practice guidelines. He has participated in numerous phase 3 and 4 study protocols for several multi-national pharmaceutical companies. Dr. Toomey is currently the President of TDP Enterprises, LLC. Medical Group, a position he has held for the last 15 years. Dr. Toomey is a Medical Director for several hospice and palliative care organizations, a position he has held for the last 8 years. He continues to actively practice clinical medicine. Dr. Toomey attended Saint Joseph's University in Philadelphia, Pennsylvania and graduated in 1991 from the Philadelphia College of Osteopathic Medicine. We believe that Dr. Toomey is qualified to serve as a member of the Board because of his background in science and medicine.

Matthew A. Mills has been our Chairman of the Board, President and Chief Operating Officer since our inception in February 2014 through October 2021. In October 2021, he resigned as president and Chief Operating Officer and became our Chief Executive Officer. He is also the Chairman, Chief Executive Officer, and President of Pacific Shore, positions he has held since January 2008. From July 2001 to June 2003, Mr. Mills was the Chief Operating Officer of Bidz.com Inc., an online auction company ("Bidz"). He began working for Bidz in 1998 where his responsibilities included operations, banking, marketing, investor relations, public relations, and business development. In January 2002, Mr. Mills was promoted to the position of Investor Relations Director of Bidz. From 1999 through 2014, Bidz sold over one billion dollars of merchandise. From March 2001 to January 2002, Mr. Mills was the Vice President of Marketing for Bidz and was responsible for managing all areas of marketing for Bidz. From December 1995 to August 1998, Mr. Mills was a regional manager for Ford Motor Company in Los Angeles, California, where he was responsible for financing documentation, customer service and returned vehicle processing. From November 1993 to November 1995, he owned and operated Imports Plus, a private company that imported floral products from Mexico to Los Angeles, California. From June 1987 to September 1993, Mr. Mills was a wholesale auction manager for Sports Cars West Ltd. located in Reseda and Oceanside, California. Mr. Mills attended the University of Arizona from January 1983 until June 1986, where he concentrated in Psychology and Economics. We believe that Mr. Mills is qualified to serve as a member of the Board because of his extensive business background.

Ronald J. Tchorzewski has been one of our Director and our Chief Financial Officer since our inception in February 2014. He is also the Chief Financial Officer of Pacific Shore, a position he has held since June 2010. Mr. Tchorzewski has over 35 years of experience in financial accounting and reporting. He is currently the owner of CFO Consultancy in Escondido, California. Founded by Mr. Tchorzewski in 2009, CFO Consultancy is an independent consulting service providing chief financial officer level support, including business plan development, capital raising advice, and day-to-day accounting services to start-up and developmental stage companies. From 2008 to 2009, Mr. Tchorzewski was the chief financial officer and corporate controller of TV Magic, Inc., a full service technology company encompassing all aspects of systems design, engineering, procurement of equipment and materials, installation, testing, and maintenance of broadcast quality television, and audio visual installations located in San Diego, California. From 2005 to 2008, he was the chief financial officer and corporate controller of Framemax, Inc., a light gauge steel prefabricated panelized wall systems manufacturer and installer located in Poway, California. From 2003 to 2005, he was the chief financial officer and corporate controller of Skyriver Communications, Inc., a high-speed wireless broadband internet access and Wi-Fi solution provider located in San Diego, California. From 1999 to 2001 he was chief financial officer for Internet Appliance and iPolicy Networks which were startups in the Internet space. From 1996 to 1999 he was chief financial officer for SoloPoint, a consumer telephonic device company which was a publicly traded company. From 1993 to 1996 he was chief financial officer for ULTRADATA Corporation, a financial services software company which he managed through an IPO. From 1987 to 1993 he was Vice President and Corporate Controller for Cadence Design Systems, a public company which is a world leader in Electronic Design Automation software. Mr. Tchorzewski holds a master's degree in business administration (finance) and a Bachelor of Science degree in business administration (accounting) from Seton Hall University. We believe that Mr. Tchorzewski is qualified to serve as a member of our Board because of his background in finance and accounting.

Jennifer J. Mills has been one of our Directors and our Executive Vice President and Corporate Secretary since our inception in February 2014 and a director and Corporate Secretary of Pacific Shore since January 2011. In October 2021, she was appointed President of the Company. From September 1993 to November 2000, Mrs. Mills worked for McNutt & Taylor, CPAs as a bookkeeper. Her duties included handling accounts payable, accounts receivable, and payroll, reconciling financial and bank statements, preparing month-to-date, quarter-to-date, and year-to-date financial reports, and corresponding with clientele. From June 1992 to September 1993, Mrs. Mills was a member of the accounting department for South Pacific Rehab Services ("SPRS") in Encino, California. Her responsibilities at SPRS included assisting the Vice President, handling accounts payable, accounts receivable, and payroll and corresponding with therapists and rehab facilities. From March 1990 to June 1992, Mrs. Mills was the office manager of Park Place Management, where she was in charge of all rental agreements, accounts payable, accounts receivable, and payroll. Mrs. Mills received her bachelor's degree in liberal studies with an emphasis in mathematics from California State University, Northridge in 1994. We believe that Ms. Mills is qualified to serve as a member of our Board because of her accounting background and knowledge of the Company.

Nick Phillips has been our Chief Media Officer since September 19, 2019. In 2010, Mr. Phillips became the Digital Marketing Director of Pacific Shore, and in 2015, our Vice President of Business Development. Before working for Pacific Shore, Mr. Phillips started a boutique digital marketing agency called Bloczone that managed local and corporate business digital marketing efforts. From 2005 to 2009, Mr. Phillips worked in Hollywood at GMT Studios and Raleigh Studios. It was there that he worked on numerous film, television, and commercial productions. Nick holds a bachelor's degree in English from Michigan State University.

Dr. Allan Kurtz has been one of our directors since April 15, 2015 and a director of Pacific Shore since January 2011. Dr. Kurtz is board certified in internal medicine and has owned and operated Allan Kurtz, a Professional Medical Corporation, since 1986. Dr. Kurtz received his medicine doctor degree from the College of Health Sciences in Des Moines, Iowa in 1980 and completed a rotating internship and an internal residency at Botsford General Hospital in Farmington Hills, Michigan in 1984. Since 1986, Dr. Kurtz has been the Medical Director of Warner Medical Center and the California Center of Longevity Medicine. He is also a long time member of the American Osteopathic College of Internal Medicine. We believe that Dr. Kurtz is qualified to serve as a member of our Board of because of his background in medicine.

Dr. Morton I. Hyson has been one of our directors since April 15, 2015. Since November 1990, Dr. Hyson has been in private practice as a Board Certified Neurologist in Las Vegas, Nevada. He is also a Clinical Assistant Professor at Touro University in San Francisco, California, where he has been teaching since September 2000. He also serves as a Clinical Associate Professor at the University of Nevada, School of Medicine, where he has been teaching since October 1993. He was a Neurologist in private practice in Arlington, Texas from 1983 until 1990, where he also served as a Clinical Associate Professor at the University of Texas, Southwestern Medical School in Dallas, Texas from October 1983 until October 1990. Dr. Hyson also served as the Medical Director of the Muscular Dystrophy Association in Las Vegas, Nevada from September 1991 until June 1993. Dr. Hyson earned a Bachelor of Arts in Music in 1992 from the Cleveland Institute of Music, Case Western Reserve University, after attending the University of Michigan from 1967 to 1969 in pre-medical studies. From 1972 until 1974, Dr. Hyson attended Cincinnati Conservatory of Music, where he studied Opera. Dr. Hyson returned to his medical studies in 1974 when he attended Columbia University from September 1974 until May 1975. He earned his M.D. from Wayne State University School of Medicine in 1979, and was an Intern in Internal Medicine at Sinai Hospital of Detroit from 1979 until 1980. Dr. Hyson did his Neurology Residency at McGill University, Montreal Neurological Hospital from 1980 to 1983. He is certified by the American Board of Psychiatry and Neurology and the National Board of Medicine Examiners. His professional affiliations include the American Medical Association, the American Academy of Neurology, the American Academy of Neurological and Orthopedic Surgeons, the American Headache Society, the Clark County Medical Society, the Nevada State Medical Association and the Conroe Regional Medical Center. Dr. Hyson is the inventor and grantee of three patents in the medical field issued by the United States Office of Patents and Trademarks, which he has licensed to Pacific Shore. We believe that Dr. Hyson is qualified to serve as a member of our Board of because of his background in medicine.

Fred Dashiell, Jr. has been a director of Pacific Shore since June 2011. Mr. Dashiell has been an adjunct professor at Chapman University in Orange, California since 2010 and a visiting scholar at the University of California at Los Angeles in Los Angeles, California since 2007. From 2000 to 2009, he was a senior computer scientist at MindBox, Inc., a software technology company located in Greenbrae, California. From 1995 to 2000, Mr. Dashiell was a computer scientist at Brightware, Inc., an artificial intelligence company located in Novato, California. From 1984 to 1995, Mr. Dashiell worked and consulted for Inference Corporation, a software technology company. From 1981 to 1984, he was a principal member of the technical staff of Citicorp, Transaction Technology, Inc. From 1977 to 1981, Mr. Dashiell was a senior research scientist with R and D Associates. From 1975 to 1977, Mr. Dashiell was a Bateman Research Instructor in mathematics at the California Institute of

Technology. From 1973 to 1975, he was an adjunct assistant professor in mathematics at the University of California at Los Angeles in Los Angeles, California. Mr. Dashiell received a Bachelor of Science degree in physics from the University of North Carolina at Chapel Hill in 1963 and a Ph.D. in mathematics from the University of California at Berkeley in 1973.

Michael J Kuntz. has been one of our directors since October 29, 2021. Mr. Kuntz is currently Managing Director of Young America Capital, a boutique investment bank focused exclusively on middle- market growth companies, a position that he has held since 2016. For the last 32 years, he has worked exclusively with middle market and start-up growth companies, both as an investment banker and as Chief Financial Officer/Chief Operating Officer. From 1989-1999, he worked at Pacific Growth Equities, Ferris, Baker Watts and Pennsylvania Merchant Group where he raised over $1.2 billion for companies in the technology, healthcare, medical devices and consumer products industries. From 1999-2005, he worked on the operational side as CFO/COO for 2 start-up technology companies, CyberAction, a developer of digital collectable cards and Wet Electrics/Cyberaction a developer of video integration software targeted at the theatrical community. In 2000, he founded Cirrus Digital, a broadband deliver company focused on providing internet protocol based cable television services over legacy copper wire infrastructure. In 2006, he joined ROGO Capital, as Head of Investment Banking. He received his MBA from the Fuqua School of Business at Duke University and is B.S. in finance. We believe that Mr. Kuntz is qualified to serve as a member of our Board because of his executive and management experience.

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 15 full-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of December 31, 2021 is as follows:

Type of Security	Amount Outstanding	Voting Rights	
Common Stock and Preferred Series A: Matthew Mills, Chairman, and Chief Executive Officer	13,418,713 common shares and 10,000 Series A Preferred	Yes	
Common Stock: Ronald Tchorzewski, Chief Financial Officer and Director	5,000,000 shares	Yes	
Common Stock: Jennifer Mills, President, Corporate Secretary and Director	Matthew's Spouse – Beneficial Owner	Yes	
Dr. David Toomey, Chief Science Officer	4,016,195 shares	Yes	
Nick Phillips, Chief Media Officer	No Shares	N/A	
Dr. Allan Kurtz, Director	1,500,000	Yes	
Dr. Morton I. Hyson, Director	No Shares	N/A	
Fred Dashiell, Jr., Director	75,000	Yes	
Michael Kuntz, Director	No Shares	Yes	
Stock Options and Warrants	3,965,000 stock options and 281,388 warrants	No	

Our authorized capital stock consists of 300,000,000 shares of common stock, each having $0.001 par value and 10,000,000 authorized preferred stock at $0.001. As of December 31, 2021, there were 137,224,433 shares of common stock and 10,000 shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board.

The common stock is the only class of securities that has voting power. In addition to the common stock, the Company has issued 10,000 shares of Series A Preferred Shares to its Founder and CEO. These shares only have voting rights and no conversion rights.

Ownership

At this time, the Company has only one beneficial equity holder holding greater than 20% of the voting equity of the Company: Matthew Mills.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as **Exhibit A**.

Recent Tax Return Information

We have filed our tax return for the fiscal year ended December 31, 2021.

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

The Company had cash and equivalents of $1,367,366 at December 31, 2021. The Company will likely require additional financing in excess of its revenue from ongoing operations to sustain continued investment in growth.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company's subsidiary, PSH, has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, our CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2012 the Company's subsidiary, PSH, entered into a licensing agreement with Dr, Morton I Hyson, MD, PC, a director of the Company, dba Hyson Medical Products whereunder PSH was granted an exclusive license to utilize patents for certain branded products in consideration of a fee of 5% of the net sales of associated PSH branded products thirty days after each calendar quarter for five (5) years from commencement of sales, or the term of the agreement, whichever is longer. The agreement carried an initial term of five (5) years and is automatically extended thereafter for additional 12 month terms unless either party notifies the other party of the termination of the agreement, with at least six (6) months prior written notice. The Company paid license fees under this agreement of $1,288 and $2,031 in the years ended De ember 31, 2021 and 2020, respectively.

The Company, as disclosed in Note 8 – Leases above, leases approximately 600 square feet of land from one of its Executives and has imputed annual rental fees of $736 per year which is reflected as additional paid in capital.

Mark Richardson of the law firm Richardson & Associates, a shareholder of the Company, provides legal services for the Company's SEC reporting and compliance activities. In the years ended 2021 and 2020 the Company incurred other legal expenses from Richardson & Associates of $60,705 and $10,870 respectively. In addition, Mr. Richardson received Founder's shares in the Company.

During the years ended December 31, 2021 and 2020 the Company purchased and resold 163,200 and 140,264 shares of its common stock from its CEO, Matthew Mills, respectively for cash of $130,560 and $112,211, or $0.80 per share. The fair market value of the shares was $0.15 and $0.12, in each of the years ended December 31, 2021 and 2020, respectively, as determined by an independent valuation report, and the Company recorded share based compensation in consideration of the purchase price of the shares in excess of fair market value of $106,080 and $95,280 in the years ended December 31, 2021 and 2020.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

On November 3, 2015, our Regulation A+ was declared qualified by the SEC for our proposed crowdfunding offering of common stock under the revised SEC Regulation A+ rules. As a result of the completion of the Regulation+ offering, we became subject to certain SEC reporting requirements. We miscalculated our initial requirements for filing an annual Form 1-K. On September 2, 2016, we received notice from the SEC that we had failed to meet the Form 1-K deadline of April 30, 2016. On the next business day, we notified the SEC of the mistake and that we would get the report filed as fast as possible. We filed the Form 1-K report on September 19, 2016. Unfortunately, the SEC had issued a temporary suspension order on September 16, 2016 which we did not receive until after our 1-K filing. As such, we then terminated the offering and requested that the SEC lift the temporary suspension.

Despite filing the report, the SEC decided not to lift the temporary suspension and instead pursued an administrative proceeding to make the suspension of our Regulation A+ offering permanent due to (i) the late filing and (ii) the fact that shares were sold pursuant to the qualified offering during the period when the filing was delinquent. We opposed the SEC's request for a permanent suspension and sought to vacate the temporary order via an administrative proceeding before an SEC Administrative Law Judge Jason S. Patil. Hearings on the matter were held on January 10, 2017 and January 25, 2017 and post-hearing briefing was submitted thereafter. On May 8, 2017, Judge Patil found in favor of Med-X, granting Med-X's request to vacate the temporary order and denying the SEC's request for a permanent suspension. The SEC declined to appeal the decision and thereafter issued an order, dated August 24, 2017, declaring Judge Patil's Decision final and effective.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

EXHIBIT A

Audited Financial Statements

MED-X, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Med-X, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Med-X, Inc. and its subsidiaries (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December, 2021, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 3 to the financial statements, the 2020 financial statements have been restated to correct inventory costs. Our opinion is not modified with respect to this matter.

Going Concern

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern. As discussed in Note 15 to the financial statements, as of December 31, 2021, the Company had recurring losses from operations, an accumulated deficit and net cash used in operating activities. These conditions, among others, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Prager Metis CPAs, LLP
We have served as the Company's auditor since 2019.
El Segundo, California
May 2, 2022

MED-X, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

	2021	2020 As restated
ASSETS		
Current Assets		
Cash and equivalents	$ 1,367,366	$ 752,823
Trade receivables	28,616	150,929
Inventory	1,020,186	753,576
Prepaid expenses and other current assets	237,781	102,146
Total Current Assets	2,653,949	1,759,474
Property and Equipment, Net	89,461	81,971
Right of use asset, net	1,064,042	1,315,147
Trademark, net	8,732	10,161
TOTAL ASSETS	$ 3,816,184	$ 3,166,753
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 457,080	$ 489,183
Debt, current portion	30,927	398,263
Lease liability, current portion	225,763	189,523
Total Current Liabilities	713,770	1,076,969
Lease liability, net of current portion	919,372	1,145,135
Debt, net of current portion	29,032	11,438
Total Liabilities	1,662,174	2,233,542
Stockholders' Equity		
Preferred stock: 10,000,000 authorized, $0.001 par value; Series A Preferred stock: 10,000 shares authorized, issued and outstanding, $0.001 par value	-	-
Common stock: $0.001 par value; 300,000,000 shares authorized. 137,224,433 and 120,280,140 shares issued and outstanding as of December 31, 2021 and 2020, respectively	137,224	120,280
Additional paid in capital	19,082,132	12,970,845
Accumulated deficit	(17,065,346)	(12,157,914)
Total Stockholders' Equity	2,154,010	933,211
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,816,184	$ 3,166,753

The accompanying notes are an integral part of these consolidated financial statements.

MED-X, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020 As restated
Sales	$ 1,010,431	$ 1,033,750
Cost of Goods Sold	879,662	870,539
Gross Profit	130,769	163,211
Operating Expenses		
Selling & Marketing	1,185,580	790,557
Personnel & Outside Services	3,212,247	2,068,402
General and Administrative	961,600	835,552
Total Operating Expenses	5,359,437	3,694,511
(Loss) from Operations	(5,228,668)	(3,531,300)
Other Income/(Expense)		
PPP loan forgiveness	305,000	-
Gain on sale of assets	14,605	-
Interest income (expense)	1,631	(9,731)
Total Other Income (Expense)	321,236	(9,731
(Loss) Before Income Taxes	(4,907,432)	(3,541,031)
Net (Loss)	$ (4,907,432)	$ (3,541,031)
Net (Loss) per Share - basic and diluted	$ (0.04)	$ (0.03)
Weighted Average Shares Outstanding – basic and diluted	122,489,732	114,203,280

The accompanying notes are an integral part of these consolidated financial statements.

MED-X, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Shares	Common Stock	Additional Paid in Capital	Accumulated (Deficit)	Total Equity
Balance at December 31, 2019, as previously reported	110,690,966	$ 110,691	$ 9,086,828	$ (8,758,605)	$ 438,914
Restatement adjustment (unaudited)	-	-	-	141,722	141,722
Restated Equity (unaudited), December 31, 2019	110,690,966	$ 110,691	$ 9,086,828	$ (8,616,883)	$ 580,636
Shares issued for cash (net of offering costs)	6,538,342	6,541	3,424,669	-	3,431,210
Shares repurchased	(140,264)	(140)	(16,691)	-	(16,831)
Resale of purchased shares	140,264	140	112,071		112,211
Consulting services for equity raise	2,988,332	2,988	355,612	-	358,600
Stock Option Non-Cash Compensation	-	-	180	-	180
Fair value of prepaid rent to landlord	62,500	60	7,440		7,500
Contribution from shareholder	-	-	736	-	736
Net Loss as restated	-	-	-	(3,541,031)	(3,541,031)
Balance at December 31, 2020 (As restated)	120,280,140	120,280	12,970,845	(12,157,914)	933,211
Shares issued for cash (net of offering costs)	10,231,791	10,232	5,001,463	-	5,011,695
Consulting services for equity raise	6,712,502	6,712	1,000,163		1,006,875
Shares repurchased	(163,200)	(163)	(24,317)	-	(24,480)
Resale of purchased shares	163,200	163	130,397		130,560
Stock Option Non-Cash Compensation			2,845		2,845
Contribution from shareholder			736		736
Net Loss				(4,907,432)	(4,907,432)
Balance at December 31, 2021	137,224,433	$ 137,224	$ 19,082,132	$ (17,065,346)	$ 2,154,010

The accompanying notes are an integral part of these consolidated financial statements.

MED-X, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	December 31, 2021	December 31, 2020 As restated
Cash flows (used in) operating activities:		
Net (loss)	$ (4,907,432)	$ (3,541,031)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Stock issued for consulting services	1,006,875	358,600
Stock option grant	2,845	180
Depreciation and amortization	53,022	112,898
Contribution from shareholder	736	736
Non cash operating lease	61,582	7,252
PPP forgiveness	(305,000)	-
(Gain) on disposal of property and equipment	(14,605)	-
Changes in operating assets and liabilities:		
Trade receivables	122,313	(97,427)
Prepaid expenses and other current assets	(135,635)	53,943
Inventory	(266,610)	(8,656)
Accounts payable and accrued liabilities	(32,102)	(188,161)
Net cash (used in) operating activities	(4,414,011)	(3,301,666)
Cash flows from investing activities:		
Proceeds from sale of property and equipment	36,000	-
Cash payments for the purchase of property	(37,667)	(3,796)
Net cash (used in) investing activities	(1,667)	(3,796)
Cash flows from financing activities:		
Common stock issued for cash net of offering costs	5,142,255	3,543,421
Proceeds from debt	-	305,000
Payment on share repurchase	(24,480)	(16,831)
Principal payments on debt	(87,554)	(60,394)
Borrowing (repayment) of promissory note	-	62,106
Net cash provided by financing activities	5,030,221	3,833,302
Net (decrease) increase in cash and equivalents	614,543	527,840
Cash and equivalents at beginning of year	752,823	224,983
Cash and equivalents at end of year	$ 1,367,366	$ 752,823
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income Tax	$ 1,600	$ 1,600
Non-cash transactions:		
Issuance of shares for Prepaid rent	$ -	$ 7,500
Right of use asset- investing activity	$ -	$ 1,315,147
Lease Liability - financing activity	$ -	$ 1,334,658

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - Nature of Operations

Organization and Description of Business

Med-X, Inc. ("Med-X", "we", "us", "our", or the "Company") is a Nevada corporation formed in February 2014 and is engaged in product development, distribution, and marketing. In April 2018, the Company through a merger acquired Pacific Shore Holdings, Inc. ("PSH" or "Pacific Shore").

The Company and PSH developed a series of natural "green" branded products under our product names: Nature-Cide®, Thermal-Aid®, Home Spa™ and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, Turf, janitorial, hospitality, transportation and agriculture, and the Cannabis and Hemp cultivation and products industries. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States (US) and Asia.

Home Spa Shower Sprays are essential oil-based products distributed through various ecommerce platforms. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries such as professional pest control, sanitation, hospitality, transportation and agriculture, including Cannabis cultivation. Nature-Cide® and Thermal-Aid® brands are distributed through ecommerce platforms as well as by national distribution firms in the US, with international capability. Home Spa Shower Sprays are an essential oil-based product distributed through ecommerce platforms. Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and are still in the development stage. The Company also operates the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. As these core businesses evolve, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry, and (ii) a cost effective pharmacy automation system for the pharmaceutical and cannabis industries.

NOTE 2 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Med-X, Inc. is presented to assist in understanding the consolidated financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements.

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States ("GAAP"), and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

Principles of Consolidation

The audited consolidated financial statements include the accounts of Med-X Inc., and its 100% controlled subsidiary, Pacific Shore Holdings, Inc. All significant intercompany balances and transactions have been eliminated.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Year End

The Company has selected December 31 as its year end.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The Company's actual results may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Updated ("ASU") ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

In each of the years ended December 31, 2021 and 2020, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website and eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners; and upon shipment and/or delivery of the purchased products to the customer, with respect to sales processed online, or shipment of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company's warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing product using its eCommerce site on a case by case basis and generally will issue replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case by case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

Cost of Sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overheard, which is applied on a per unit basis.

Segment Reporting

The Company's chief operating decision maker ("CODM") is its Chief Executive Officer. The Company is organized primarily by product line and has determined it has a single operating segment which includes online sales via our managed ecommerce site, distributor sales and reseller sales via Amazon, of a like line of products, which have an intertwined production and distribution model and are distributed from one operating location. The Company derives immaterial revenue from advertising sales from our online media platform "MJT Network®".

Cash and Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be considered cash equivalents. The carrying value of these investments approximates fair value. The Company had $1,367,366 and $752,823 in cash at December 31, 2021 and 2020, respectively.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2021 and 2020, the Company had $1,067,154 and $432,385 in excess of the FDIC insured limit, respectively.

Inventory

Inventory consists of both raw materials and finished goods. As of December 31, 2021 inventory consisted of $518,962 in raw materials and $500,865 in finished goods which are valued at the lower of cost or market method as compared to $377,016 in raw materials and $376,560 (as restated, see note 3) in finished goods as of December 31, 2020

Property and Equipment

At December 31, 2021 and 2020, property and equipment consists of software, laboratory building improvements on leased land and related furniture and equipment and are stated at cost. The Company depreciates the cost of property and equipment using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Software and Website	5
Furniture and Equipment	3
Building Improvements	Lease term
Capital Leases – Vehicle	Lease term

Expenditures for maintenance and repairs are expensed as incurred.

Accounts Receivable

All accounts receivable is trade related. The Company's management has established an allowance for bad debt based upon accounts receivable that are more than one year past due. An allowance for doubtful accounts as of December 31, 2021 was $4,812 and $0 as of December 31, 2020.

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded on management's best estimate of collection.

Stock Based Compensation

We account for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. Under the fair value recognition provision of this guidance, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period and reduced for actual forfeitures in the period they occur. Stock-based compensation is included in general and administrative expenses in our consolidated statements of operations. Stock based compensation for 2021 and 2020 was $2,845 and $180, respectively.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Impairment of Long Lived Assets

FASB ASC Topic 360, "Property, Plant, and Equipment," requires long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value ("FV"). The Company did not record any impairment to long-lived assets as of December 31, 2021 or 2020.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which establishes a Right of Use ("ROU") model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms longer than 12 months. Effective January 1, 2019, the Company adopted the provisions of Topic 842 using the alternative modified transition method, with a cumulative effect adjustment to the opening balance of accumulated deficit on the date of adoption, and prior periods not restated, as allowed under the provisions of Topic 842. The Company also elected to use the practical expedients permitted under the transition guidance of Topic 842, which provides for the following: the carryforward of the Company's historical lease classification, no requirement for reassessment of whether an expired or existing contract contains an embedded lease, no reassessment of initial direct costs for any leases that exist prior to the adoption of the new standard, and the election to consolidate lease and non-lease components. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

Fair Value of Financial Instruments

The Company follows FASB ASC Topic 820, "Fair Value Measurements and Disclosures" for the accounting for financial assets and financial liabilities and items that are recognized or disclosed at FV in the financial statements on a recurring basis, at least annually. This standard provides a single definition of FV and a common framework for measuring FV as well as new disclosure requirements for FV measurements used in financial statements. FV measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure FV, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a FV measurement.

The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at FV. This standard clarifies how a company should measure the FV of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The FV accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for FV measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The financial instruments of the Company classified as current assets or liabilities, including cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, short-term borrowings, borrowings under revolving credit facility, accounts payable and accrued expenses, are recorded at carrying value, which approximates fair value based on the short-term nature of these instruments.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Basic and Diluted Net Loss Per Share

Basic and diluted earnings or loss per share ("EPS") amounts in the consolidated financial statements are computed in accordance ASC 260- 10 "*Earnings per Share*", which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Potentially dilutive securities were excluded from the calculation of diluted loss per share because their effect would be anti-dilutive. During the years ended December 31, 2021 and 2020, there were 3,948,888 and 3,936,388 potentially dilutive shares as a result of certain outstanding, exercisable stock options and share purchase warrants.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") — "Contracts in Entity's Own Equity (Subtopic 815-40) ("ASU 2020-06")", to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity's own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity's own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is does not believe this standard will have a material impact on its consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statements.

NOTE 3 – Restatement

During fiscal 2021 the Company identified an error related to 1) certain production costs including an allocation of operating overhead such as rent and utilities and 2) certain additional costs of labor such as workers compensation, vacation benefits, payroll expenses and medical insurance, which previously had been incorrectly included in General and Administrative expense and Personnel & Outside Services, respectively. As a result, the Company has recorded an adjustment to retained earnings as of December 31, 2019 of $141,722 (unaudited) for the prior year impact of the errors, and has reflected a net increase to inventory in fiscal 2020 in respect of the capitalized production costs of $128,103, an increase to costs of goods sold in fiscal 2020 of $158,719, a reduction to personnel and outside service of $45,484 and a reduction to general and administrative expenses in fiscal 2020 of $99,616.

	December 31, 2020	
	As Reported	As Restated
Consolidated Balance Sheets		
Inventory	$ 625,473	$ 753,576
Total Current Assets	$ 1,631,371	$ 1,759,474
TOTAL ASSETS	$ 3,038,650	$ 3,166,753
Accumulated deficit	$ (12,286,017)	$ (12,157,914)
Total Stockholders' Equity	$ 805,108	$ 933,211
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,038,650	$ 3,166,753

	December 31, 2020	
	As Reported	As Restated
Consolidated Statements of Operations		
Cost of Goods Sold	$ 711,820	$ 870,539
Gross profit	$ 321,930	$ 163,211
Personnel & Outside Services	$ 2,113,886	$ 2,068,402
General and Administrative	$ 935,168	$ 835,552
Total Operating Expenses	$ 3,839,611	$ 3,694,511
(Loss) from Operations	$ (3,517,681)	$ (3,531,300)
(Loss) Before Income Taxes	$ (3,527,412)	$ (3,541,031)
Net (Loss)	$ (3,527,412)	$ (3,541,031)

NOTE 3 – RESTATEMENT (continued)

	December 31, 2020	
	As Reported	*As Restated*
Consolidated Statements of stockholders' equity		
Net (loss)	$ (3,527,412)	$ (3,541,031)
Accumulated deficit	$(12,286,017)	$(12,157,914)

	December 31, 2020	
	As Reported	*As Restated*
Consolidated Statements of Cash Flow		
Cash flows (used in) operating activities:		
Net (loss)	$(3,527,412)	$(3,541,031)
Inventory	$ (22,275	$ (8,656)

NOTE 4 – SEGMENTS AND DISAGGREGATED REVENUE

The Company is primarily engaged in the business of product development, distribution, and marketing. Our products are developed and offered under three separate brand names: (1) An all-natural, eco-friendly, professional strength pesticide branded Nature-Cide® for indoor and outdoor pesticide, insecticide and/or repellent; (2) Thermal-Aid® offering a line of all-natural products designed for the medical field to reduce swelling, for therapy and to relieve various pain issues affecting adults, children and animals; and, (3) Malibu Brands with a line of all-natural homeopathic products designed to treat aches and pains and stimulate overall personal health and well-being. The Company offers its products through a managed website, through distributors and via resellers such as Amazon. While the Company's product line has some differentiation product focus, the operating process for production, distribution and product sales is essentially the same. The Company considers its operations a single reportable segment, the results of which are regularly reviewed by the chief operating decision maker ("CODM") to analyze performance and allocate resources. The Company measures the results of its operating segment through a review of net sales and operating income, which includes certain corporate overhead allocations. From time to time, the Company may revise the measurement its segment operating income, including any corporate overhead allocations, as determined by the information regularly reviewed by its CODM.

We also operate the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues, the operations of which are currently immaterial.

Disaggregated Revenues

Total revenues, consisting of disaggregated net sales across each of our product lines is set out below:

Revenue by Product

	2021 $$	2021%	2020 $$	2020%
Nature-Cide	$ 572,270	56.6%	$ 632,803.0	61.2%
Thermal-Aid	410,840	40.7%	394,624	38.2%
Malibu Brands	22,041	2.2%	2,037	0.2%
Advertising	5,280	0.5%	4,286	0.4%
TOTAL	$1,010,431	100.0%	$1,033,750	100.0%

The following table reflects disaggregated revenue by sales channel:

Revenue by Channel

	2021 $$	2020 $$
Ecommerce/Online	$ 442,055	$ 260,544
Distributors	563,096	768,920
Digital Advertising	5,280	4,286
TOTAL	$ 1,010,431	$ 1,033,750

NOTE 5 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following.

	As of December 31,	
	2021	2020
Prepaid expenses for financing	$ 62,500	$ -
Short term advances to suppliers	106,982	36,392
Prepaid rent	11,975	9,431
Lease deposit	56,324	56,324
Total	$ 237,781	$ 102,147

NOTE 6 – Property and Equipment

Property and equipment are summarized by major classifications as follows as of December 31, 2021 and 2020:

	2021	2020
Buildings & improvements	$ 337,806	$ 337,806
Furniture & equipment	320,218	318,553
Software	166,513	166,513
Vehicles	194,587	152,574
Total Assets	1,019,124	975,446
Less: Accumulated depreciation	(929,663)	(893,473)
	$ 89,461	$ 81,971

During the year ended December 31, 2021, the Company disposed vehicles for proceeds of $36,000 in cash and recorded a gain on disposal of assets in the amount of $14,605.

The Company recognized depreciation and amortization expense of $53,022, and $112,898 for the years ended December 31, 2021, and 2020, respectively, as a component of general and administrative expenses on the consolidated statements of operations, all of which represented depreciation of furniture, equipment, and leasehold improvements.

NOTE 7 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following.

	As of December 31,	
	2021	2020
Accounts payable	$ 336,518	$ 352,317
Accrued employee compensation	52,550	97,998
Payroll liabilities	68,012	38,868
Total	$ 457,080	$ 489,183

NOTE 8 – Lease

The Company conducts its operations from facilities in Canoga Park, California that initially leased under a five-year lease which expired September 14, 2020. The Company renewed its lease for an additional five-year term which expires October 14, 2025. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area.

The table below presents the Company's right-of-use assets and lease liabilities as of December 31, 2021:

	December 31, 2021
Operating leases	
Right-of-use assets:	$ 1,064,042
Total right-of-use assets	$ 1,064,042
Lease liabilities:	
Lease liabilities	$ 1,145,135
Total operating lease liabilities	$ 1,145,135

The aggregate future lease payments for the Company's operating leases as of December 31, 2021 are as follow:

Year	Amount
2022	$ 296,386
2023	332,312
2024	372,728
2025	309,858
Total lease payment	1,311,284
Less: imputed interest	(166,149)
Present value of lease liabilities	1,145,135
Current option of lease liabilities	225,763
Lease liabilities, long term	$ 919,372

The weighted average remaining lease term for the Company's operating leases was 3.75 years as of December 31, 2021 and the discount rate for those leases was 6.75%, which is the Company's incremental borrowing rate. The Company's operating lease expenses are recorded within general and administrative expenses.

The Company also entered into a five-year lease for approximately 600 square feet of land from one of its Executives on which the Company constructed its test facility. The Company is currently leasing 600 square feet of land on a month-to-month basis under the same terms as the original lease. The Company's cost for the use of the land is that it pays the utilities for to the property. During the year ended December 31, 2021 the Company imputed annual rental costs of $736 (Note 8 below) in respect to the related party lease which was reflected as additional paid in capital..

Rent expense in 2021 and 2020 was $332,971 and $268,902, respectively, of which $95,877 and $90,445, respectively, has been allocated to costs of goods sold with respect to production costs for inventory during the years ended December 31, 2021 and 2020.

NOTE 9 – Related Party Transactions

The Company's subsidiary, PSH, has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, our CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2012 the Company's subsidiary, PSH, entered into a licensing agreement with Dr, Morton I Hyson, MD, PC, a director of the Company, dba Hyson Medical Products whereunder PSH was granted an exclusive license to utilize patents for certain branded products in consideration of a fee of 5% of the net sales of associated PSH branded products thirty days after each calendar quarter for five (5) years from commencement of sales, or the term of the agreement, whichever is longer. The agreement carried an initial term of five (5) years and is automatically extended thereafter for additional 12 month terms unless either party notifies the other party of the termination of the agreement, with at least six (6) months prior written notice. The Company paid license fees under this agreement of $1,288 and $2,031 in the years ended De ember 31, 2021 and 2020, respectively.

The Company, as disclosed in Note 8 – Leases above, leases approximately 600 square feet of land from one of its Executives and has imputed annual rental fees of $736 per year which is reflected as additional paid in capital.

Mark Richardson of the law firm Richardson & Associates, a shareholder of the Company, provides legal services for the Company's SEC reporting and compliance activities. In the years ended 2021 and 2020 the Company incurred other legal expenses from Richardson & Associates of $60,705 and $10,870 respectively. In addition, Mr. Richardson received Founder's shares in the Company.

During the years ended December 31, 2021 and 2020 the Company purchased and resold 163,200 and 140,264 shares of its common stock from its CEO, Matthew Mills, respectively for cash of $130,560 and $112,211, or $0.80 per share. The fair market value of the shares was $0.15 and $0.12, in each of the years ended December 31, 2021 and 2020, respectively, as determined by an independent valuation report, and the Company recorded share based compensation in consideration of the purchase price of the shares in excess of fair market value of $106,080 and $95,280 in the years ended December 31, 2021 and 2020.

NOTE 10 – Concentration of Credit Risks

Concentration of Major Customers

As of December 31, 2021, the Company's trade accounts receivable was $28,616 from 77 customers. For the year ended December 31, 2021 the Company received 45% of its revenue from two customers; specifically 25% from Veseris and 20% from Target Specialty Products.

As of December 31, 2020, the Company's trade accounts receivable was $150,929 from 66 customers. For the year ended December 31, 2020 the Company received 63% of its revenue from three customers; specifically 26% from Target Specialty Products, 19% from RGH and 18% from Veseris.

Concentration of Supplier Risk

The Company uses single supplier relationships for its raw materials purchases and filling capacity due to the unique formulation and components of each product line, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

The Company had three vendors that accounted for 77% of purchases during the year ended December 31, 2021. Specific concentration for the three vendors were Berje with approximately 40%, Actions & Company 23% and K-1 Packaging, Inc. at approximately 14%.

The Company had two vendors that accounted for 68% of purchases during the year ended December 31, 2020. Specific concentration for the two vendors was Actions & Company 34% and Berje 34%.

If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

MED-X, INC.
DECEMBER 31, 2021 AND 2020
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – Debt

Description	As of December 31, 2021	2020	Interest Rate Terms	Interest Rate	Maturity
Federal Paycheck Protection Program ("PPP) and EIDL loan	$ -	$ 305,000	Fixed	1.00%	The full amount was principal as there was no interest charged as it was to be forgiven
Crestmark Bank – Promissory note	14,642	85,210	Variable	2% + Prime Rate	N/A
Capital lease – Ford – 150	11,896	19,491	Fixed	5.49% compound monthly	Monthly payment $743.51, due on April 13, 2023
Capital lease – Chevy Tahoe	33,421	-	Fixed	3.99% compound monthly	Monthly payment $713.53 due on March 3, 2026
Total	$ 59,959	$ 409,701			
Current portion	30,927	398,263			
Long term debt	$ 29,032	$ 11,438			

The Company entered into a Loan and Security Agreement (the "Loan Agreement") and a promissory note (the "Note") with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of December 31, 2021 and 2020 the outstanding balance was $14,642 and $85,210 respectively.

The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.

The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

NOTE 12 – Common Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, of which 137,224,433 and 120,280,140 shares were issued and outstanding as of December 31, 2021 and 2020, respectively. Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of voting capital stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the Board on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Share issuances during the fiscal year ended December 31, 2021:

During 2021, the Company issued 1,893,293 shares of common stock at $0.80 per share under its second Regulation A+ Offering and resold 163,200 shares of common stock at $0.80 per share which had been previously issued to one of its Executive Officers.

The Company also sold 8,338,498 shares of common stock at $0.60 per share under a private placement.

The Company also issued 6,712,502 shares of common stock for consideration associated with consulting support of Company raising equity. The fair value of the 6,712,502 was $1,006,875 at $0.15 and was expensed.

The Company received gross proceeds of $6,517,733 from these offerings offset by $1,506,535 in offering costs applied to the above.

Share issuances during the fiscal year ended December 31, 2020:

During 2020, the Company issued 6,538,342 shares at $0.80 per share under its second Regulation A+ Offering and resold 140,264 shares of common stock at $0.80 per share, which had been previously issued to one of its Executive Officers.

The Company also issued 2,988,332 shares of common stock for consideration associated with consulting support of Company raising equity and 62,500 shares for prepaid rent associated with the lease renewal of its corporate offices. The fair value of the 2,988,332 shares at $0.12 per share was $358,600 and was expensed. The 62,500 shares issued to the lessor was recorded as part of the right of use asset of $7,500.

The Company received gross proceeds of $4,360,378 from these offerings offset by $816,957 in offering costs applied to the above.

NOTE 13 – Preferred Stock

We are authorized to issue 10,000,000 shares of Preferred Stock, par value $0.001 per share, having such rights, preferences and privileges, and to be issued in such series as determined by our Board. We currently have 10,000 shares of Series A Preferred Stock issued and outstanding, all of which are held by Matthew Mills, our Chairman and President. The outstanding Series A Preferred Stock was issued as part of a merger transaction in fiscal year 2018, enabling Mr. Mills to maintain 51% voting control over the Company and effectively conferring on him control over all matters subject to a shareholder vote, including the election of directors.

Holders of Series A Preferred Stock have no conversion rights and are not entitled to dividends and have no liquidation preferences. Holders of the Series A Preferred Stock shall vote separately as a class and have the right to votes equal to 51% of the total vote with respect to any matter submitted for a vote to shareholders of the Company. The Company holds certain redemption rights with respect to the Series A Preferred Stock which will be automatically redeemed by the Company at the shares' par value upon the first to occur of (i) Mr. Mills' ceasing to have an employment/consulting relationship with the Company or (ii) the Company's stock beginning to trade on a national exchange that prohibits preferential voting rights or requires the elimination of the Series A Preferred Stock holder's preferential voting rights.

NOTE 14 – Stock Options and Warrants

On May 2, 2016, the Company adopted its 2016 Stock Incentive Plan (the "Plan"). The plan allows the Company to offer an option or a share purchase right to employees, consultants or members of the Board of Directors. Under the Plan, the maximum number of shares that may be issued shall not exceeded 10,000,000. The term of the option shall not exceed 10 years from the date of grant.

During the year ended December 31, 2021, cumulative grants of 285,000 stock options at an exercise price of $0.80 per share were made to 6 employees and three directors under the Plan. The options vest ratably over a 4 year term as to 25% each year.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

	2021
Risk-free interest rate	1.56%
Expected life of options	10 years
Expected annualized volatility	87.70%
Dividend	Nil
Forfeiture rate	0%

The following is a summary of the Company's stock option activity for the year ended December 31, 2021:

	Options Outstanding	Weighted Average Exercise Price	
Outstanding at December 31, 2020	3,680,000	$	0.61
Granted	285,000	$	0.80
Canceled	0	$	0
Exercised	0		0
Outstanding at December 31, 2021	3,965,000	$	0.63
Exercisable at December 31, 2021	3,667,500	$	0.61

NOTE 14 – Stock Options and Warrants (continued)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

	2021
Risk-free interest rate	1.56%
Expected life of options	10 years
Expected annualized volatility	87.70%
Dividend	Nil
Forfeiture rate	0%

The following is a summary of the Company's stock option activity for the year ended December 31, 2021:

	Options Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 2020	3,680,000	$ 0.61
Granted	285,000	$ 0.80
Canceled	0	$ 0
Exercised	0	0
Outstanding at December 31, 2021	3,965,000	$ 0.63
Exercisable at December 31, 2021	3,667,500	$ 0.61

The following is a summary of the Company's stock option activity for the year ended December 31, 2020:

	Options Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 2019	3,930,000	$ 0.61
Granted	0	0
Canceled	250,000	$ 0.61
Exercised	0	0
Outstanding at December 31, 2020	3,680,000	$ 0.61
Exercisable at December 31, 2020	3,655,000	$ 0.61

NOTE 14 – Stock Options and Warrants (continued)

The number and weighted average exercise prices of all options outstanding as of December 31, 2021, are as follows:

	Options Outstanding			
Exercise Price	**Number Outstanding Dec 31, 2021**	**Weighted Average Exercise Price**		**Weighted Average Remaining Contractual Life (Years)**
$ 0.80	285,000	$	0.80	9.83
$ 0.66	1,000,000	$	0.66	4.34
$ 0.60	2,680,000	$	0.60	4.38
	3,965,000	$	0.62	4.76

The number and weighted average exercise prices of all options outstanding as of December 31, 2020, are as follows:

	Options Outstanding			
Exercise Price	**Number Outstanding Dec 31, 2020**	**Weighted Average Exercise Price**		**Weighted Average Remaining Contractual Life (Years)**
$ 0.66	1,000,000	$	0.66	5.34
$ 0.60	2,680,000	$	0.60	5.38
	3,680,000	$	0.62	5.37

Unamortized compensation expense associated with unvested options is $28,065 as of December 31, 2021. The weighted average period over which these costs are expected to be recognized is approximately 9.9 years.

NOTE 14 – Stock Options and Warrants (continued)

Common Stock Purchase Warrants

As of December 31, 2021 and December 31, 2020, the following common stock purchase warrants were outstanding:

	Warrants		Weighted Average Exercise Price
Outstanding – December 31, 2019	281,388 [(1)(2)]	$	0.60
Granted	-		-
Canceled/forfeited	-		-
Exercised	-		-
Outstanding – December 31, 2020	281,388		0.60
Outstanding – December 31, 2020	-		-
Granted	-		
Canceled/forfeited	-		-
Exercised	-		-
Outstanding –December 31, 2021	281,388	$	0.60

(1) During the year ended December 31, 2016, the Company granted 209,444 ten (10) year share purchase warrants to a third party for exercise at $0.60 per share, as compensation under the terms of an agreement with a third party platform with respect to an offering of shares under Regulation A+. The fair value of the warrants was $53,903, which amount was recorded as financing costs.

(2) During the year ended December 31, 2017, the Company granted an additional 71,944 ten (10) year share purchase warrants to a third party for exercise at $0.60 per share, as compensation under the terms of an agreement with a third party platform with respect to an offering of shares under Regulation A+. The fair value of the warrants was $72,419, which amount was recorded as financing costs.

The fair value of the outstanding common stock purchase warrants was calculated using the Black-Scholes option-pricing model with the following assumptions at the measurement date(s):

	Measurement date
Dividend yield	0 %
Expected volatility	29 %
Risk-free interest rate	2.31 %
Expected life (years)	10
Stock Price (1)	$ 0.60
Exercise Price	$ 0.60

(1) Offering price under the Company's Regulation A+ Offering.

NOTE 15 – Going Concern

The Company's consolidated financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As reflected in the consolidated financial statements, the Company has an accumulated deficit as of $17,065,346 as of December 31, 2021, a net loss and net cash used in operating activities for the reporting period then ended. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year from the date that the financial statements were available to be issued.

The Company's cash position may not be sufficient to support the Company's daily operations. Management plans to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy and its ability to generate sufficient revenue and to raise additional funds, there can be no assurances to that effect. Should the Company fail to raise additional capital, it may be compelled to reduce the scope of its planned future business activities.

The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan, to generate sufficient revenue and to raise additional funds by way of public and/or private offerings.

The consolidated audited financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, ultimately the virus spread globally and continues to spread on an ongoing basis.

While the impact of the ongoing COVID-19 pandemic is waning and restrictions have been lifted in many countries of the world, including the United States, the ongoing impact of COVID-19 and variations of the virus remain unknown.

The ultimate impact of the COVID-19 pandemic on the Company's operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an additional period of business disruption, reduced customer traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but is anticipated to have a material adverse impact on our business, financial condition and results of operations.

The measures taken to date impacted the Company's business for the years ended December 31, 2021 and 2020 and may continue to impact our operations. Management expects ongoing impact to its operations to some degree, but the significance of the impact of the COVID-19 outbreak on the Company's business and the duration for which it may have an impact cannot be determined at this time.

NOTE 16 – Commitments and Contingencies

As of December 31, 2021 and 2020, the Company is not involved in any legal proceeding, claims and litigation arising in the ordinary course of business.

NOTE 17 – Income Taxes

The provision (benefit) for income taxes consists of the following components for the years ended December 31, 2021 and 2020:

	2021	2020
Current	$ -0-	$ -0-
Deferred	-0-	-0-
	$ -0-	$ -0-

The effective income tax rate for the years ended December 31, 2021 and 2020 consisted of the following:

	2021	2020
Federal statutory income tax rate	(21.00)%	(21.00)%
State income taxes-net	(6.90)%	(6.90)%
Valuation allowance	27.90%	27.90%
Permanent difference	0.00%	0.00%
Net effective income tax rate	0.00%	0.00%

The Company's total deferred tax asset, deferred tax liabilities, and deferred tax asset valuation allowance as of December 31, 2021 and 2020 were as follows:

	2021	2020
Net operating loss carryforward	$ 10,401,448	$ 9,340,140
Less: valuation allowance	(10,401,448)	(9,340,140)
Net Deferred tax assets	-	-

The deferred tax asset was based upon a net operating loss (NOL) carryforward of approximately $27,753,000 as of December 31, 2021 as we will file a consolidated return for 2020. The consolidated return for 2019 has been filed. These NOLs are subject to separate return limitations. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the Company's ability to generate future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether the deferred tax asset will be realized and, accordingly, has recorded a full valuation allowance against this asset. The Company can utilize its NOL carryforward in the future. The NOL carryforward indefinitely.

The federal and state income tax returns of the Company for 2021 and 2020 are subject to examination by the Internal Revenue Service, generally for three years and California Franchise Tax Board for four years after they were filed. The Company's tax returns for the period from December 31, 2017 to December 31, 2019 are open for assessment.

The Company took no uncertain tax positions at December 31, 2021 or 2020.

NOTE 18 – Other Events

In April 2020, the Company applied for, approved and received a total of $305,000 in form of the Federal Paycheck Protection Program ("PPP Loan") and Economic Injury Disaster Loan ("EIDL Loan") loans. The Company was granted the loans due to policies adopted to offset the impact of COVID-19. The Company was granted full forgiveness of each of the PPP Loan in the amount of $295,000 and the EIDL Loan of $10,000, resulting in debt extinguishment during December 31, 2021.

NOTE 19 – Subsequent Events

As of April 22, 2022, the Company sold 306,758 common shares at $0.80 per share in its Regulation A+ Offering and 2,406,667 common shares at $0.60 per share in its private placement. An Executive of the Company participated by selling 24,541 shares of his owned common stock to the Company, which was resold in the Regulation A+ Offering at $0.80 per share. The Company received net proceeds of $1,292,168 from these offerings.

The Company has evaluated events for the period from December 31, 2021 through the date of the issuance of these audited financial statements and determined that there are no additional events requiring disclosure.